WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECEIVED
OCT 04 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 198

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

SUPPL

October 4, 2005

**BY HAND**

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "Company"), File No. 82-3950, the Company's Annual Return for 2004 filed with the Hong Kong Companies Registry and enclosed herewith is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Yvette Marie G. Rodriguez

Enclosures

cc: Lenovo Group Limited

05011741

CR
公司註冊處
Companies Registry

# 周年申報表
# Annual Return

(公司條例第107(1)條)
(Companies Ordinance s.107(1))

表格 Form **AR1**

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2005
WASH. D.C. 198

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

**3 公司類別 Type of Company**

*請在有關空格內加✓號 Please tick the relevant box*

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

**4 本申報表日期 Date of this Return**

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

***(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。***
***For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)***

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

Nil

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference: Doc. No.: LGL0076 / Deadline: 20/09/2005

請

Your Receipt
Companies Registry
H.K.

20/09/2005 14:58:26
Submission No.: 222020872/1
CR NO.: 0450816
Sh. Form.: AR1L

| Revenue Code | Amount(HKD) |
|---|---|
| 27 | $140.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 222220029642 | Cash | $140.00 |

Total Paid $140.00

## 7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

USD500,000,000

(註 Note 11) 

## 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

*(有股本的公司毋須填報此項 Company having a share capital need not complete this section)*

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

(註 Note 12) 

## 9 股本 Share Capital

*(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)*

| 股份類別 Class of Shares | 截至本申報表日期 As at the Date of this Return — 法定股本 Authorized Share Capital: 總面值 *Total* Nominal Value † | 已發行股本 Issued Share Capital: 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的總面值 *Total* Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款總值(不包括溢價) *Total* Paid up Value of Shares Issued † (excluding premium) |
|---|---|---|---|---|---|
| Ordinary | HKD500,000,000.00 | 8,794,951,379 | HKD0.025 | HKD219,873,784.37 | HKD219,873,784.37 |
| Series A Cumulative Preferred Shares | HKD27,525,000 | 2,730,000 | HKD9.175 | HKD25,047,750 | HKD25,047,750 |
| | | | | | |
| | | | | | |
| 總值 Total | 527,525,000 | 8,797,681,379 | | HKD244,921,534.37 | HKD244,921,534.37 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

表格
Form **AR1**

公司編號 Company Number

450816

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**
*(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary Shares & Series A Cumulative Preferred Shares

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

| 姓名／名稱 Name | 地址 Address | 股份 Shares | | | 備註 Remarks |
|---|---|---|---|---|---|
| | | 現時持有量 Current Holding | 轉讓 Transferred | | |
| | | | 數目 Number | 日期 Date | |
| | Please refer to attached CD-Rom:<br>1. List of shareholders for voting Ordinary Shares for the period from 24 July 2004 to 9 August 2005<br>2. List of shareholders for non-voting Ordinary Shares for the period from 24 July 2004 to 9 August 2005<br>3. List of shareholders for Series A Cumulative Preferred Shares for the period from 24 July 2004 to 9 August 2005 | | | | |
| | 總數 Total | | | | |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

450816

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary

*(如超過一名個人秘書，請用續頁B 填報 Use Continuation Sheet B if more than 1 individual secretary)*

| | |
|---|---|
| 中文姓名 Name in Chinese | 陸佩芬 |
| 英文姓名 Name in English | LOOK (姓氏 Surname) / Pui Fan (名字 Other Names) |
| 前用姓名 Previous Names | Nil |
| 別名 Alias | Nil |
| (註 Note 14) 香港住址 Hong Kong Residential Address | Flat C, 18th Floor, Block 21, Laguna City, Lam Tin, Kowloon |
| (註 Note 15) 電郵地址 E-mail Address | Nil |

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C583709(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

### B. 法人團體秘書 Corporate Secretary

*(如超過一名法人團體秘書，請用續頁B 填報 Use Continuation Sheet B if more than 1 corporate secretary)*

| | |
|---|---|
| (註 Note 17) 中文名稱 Name in Chinese | |
| (註 Note 17) 英文名稱 Name in English | |
| (註 Note 18) 香港地址 Hong Kong Address | |
| (註 Note 15) 電郵地址 E-mail Address | |

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

450816

## 12 董事 Director

### A. 個人董事 Individual Director

*(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)*

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: Nil

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| COULTER | James G. |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 3690 Washington Street, San Francisco, CA94118, USA

國家 Country: United States of America

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 056026110 |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

| 中文姓名 Name in Chinese | Nil |
|---|---|

| 英文姓名 Name in English | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| | GRABE | William Otto |

| 前用姓名 Previous Names | Nil |
|---|---|
| 別名 Alias | Nil |

(註 Note 20) 住址 Residential Address

| Address | 國家 Country |
|---|---|
| 1179 Pequot Avenue, Southport, CT 06890, USA | United States of America |

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 141608240 |

表格 Form **AR1**

公司編號 Company Number

450816

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)*

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

**(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)**

| | |
|---|---|
| 中文姓名 Name in Chinese | |

| | | |
|---|---|---|
| 英文姓名 Name in English | | |
| | 姓氏 Surname | 名字 Other Names |

| | |
|---|---|
| 前用姓名 Previous Names | |

| | |
|---|---|
| 別名 Alias | |

| | | | |
|---|---|---|---|
| (註 Note 20) | 住址 Residential Address | | 國家 Country |

| | | |
|---|---|---|
| (註 Note 21) | 電郵地址 E-mail Address | |

(註 Note 22) 身份證明 Identification

| | | |
|---|---|---|
| a | 香港身份證號碼 Hong Kong Identity Card Number | |

| | | | |
|---|---|---|---|
| b | 海外護照 Overseas Passport | | |
| | | 簽發國家 Issuing Country | 號碼 Number |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 450816

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| 登記冊 Register | 地址 Address |
|---|---|
| a 成員登記冊 Register of Members | G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong |
| b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)* | N/A |

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
**Period Covered by Accounts Submitted with this Form**
*(私人公司毋須填報此項 A private company need not complete this section)*

| 日 DD | 月 MM | 年 YYYY | 至 To | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|---|---|---|
| 01 | 04 | 2004 | | 31 | 03 | 2005 |

## 15 證明書 Certificate

*(此項證明只適用於私人公司。如不適用，請刪去此項。)*
*(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)*

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes Nil Continuation Sheet(s) A, Nil Continuation Sheet(s) B, 12 Continuation Sheet(s) C and Nil Continuation Sheet(s) D.

簽署 Signed : [signature]

姓名 Name : LOOK Pui Fan

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 16/09/2005
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [✓] 董事 Director  [ ] 候補董事 Alternate Director  代替 Alternate to: N/A

中文姓名 Name in Chinese: 柳傳志

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| LIU | Chuanzhi |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat H, 19/F, Juniper Mansion, Taikoo Shing, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K822681(4)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 馬雪征

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| MA | Xuezheng |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

12/F, Flat 1243, Block 6, Hong Kong Parkview, 88 Tai Tam Reservoir Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P103644(4)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

| | |
|---|---|
| 中文姓名 Name in Chinese | 單偉建 |
| 英文姓名 Name in English | 姓氏 Surname: SHAN; 名字 Other Names: Weijian |
| 前用姓名 Previous Names | N/A |
| 別名 Alias | N/A |
| (註 Note 20) 住址 Residential Address | 24A, Tower 3, 37 Repulse Bay Road, HongKong; 國家 Country: N/A |
| (註 Note 21) 電郵地址 E-mail Address | Nil |

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P290743(0)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

本申報表日期 **Date of Return**

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 **Company Number**

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

| | |
|---|---|
| 中文姓名 **Name in Chinese** | 丁利生 |
| 英文姓名 **Name in English** | 姓氏 Surname: TING; 名字 Other Names: Lee Sen |
| 前用姓名 **Previous Names** | Nil |
| 別名 **Alias** | Nil |
| (註 Note 20) 住址 **Residential Address** | 510 Laurent Road, Hillsborough, California, 94010, USA.; 國家 Country: United States of America |
| (註 Note 21) 電郵地址 **E-mail Address** | Nil |

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 054177923 |

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 08 | 2005 |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: N/A

中文姓名 Name in Chinese: 黃偉明

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| WONG | Wai Ming |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 95 Headland Drive, Discovery Bay, Lantau, Hong Kong — 國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D373313(1)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 08 | 2005 |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 吳家瑋

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| WOO | Chia-Wei |

前用姓名 Previous Names: Nil

別名 Alias: Nil

(註 Note 20) 住址 Residential Address

Tower 18, Apartment 3B, Senior Staff Quarter,
Hong Kong University of Science and Technology,
Clear Water Bay, New Territories

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K744833(3)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

表格
Form **AR1**

**(續頁 C Continuation Sheet C)**

本申報表日期 **Date of Return**

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 **Company Number**

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 **Name in Chinese**: Nil

英文姓名 **Name in English**

| Ward, Jr. | Stephen Maurice |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 **Previous Names**: N/A

別名 **Alias**: Steve

(註 Note 20) 住址 **Residential Address**

| 4 Golf Court, Ridgefield, CT, USA 06877 | United States of America |
|---|---|
| | 國家 Country |

(註 Note 21) 電郵地址 **E-mail Address**: Nil

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

| United States of America | 026191892 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 08 | 2005 |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director　☐ 候補董事 Alternate Director　代替 Alternate to: N/A

中文姓名 Name in Chinese: 楊元慶

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| YANG | Yuanqing |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat H, 9/F, Juniper Mansion, Taikoo Shing, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P515485(9)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 09 | 08 | 2005 |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: N/A

中文姓名 Name in Chinese: 朱立南

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| ZHU | Linan |

前用姓名 Previous Names: Nil

別名 Alias: Nil

(註 Note 20) 住址 Residential Address: 10/F, Raycom InfoTech Park, Tower A, No. 2 Kexueyuan Nanlu, Zhongguancun, Beijing, The People's Republic of China

國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| The People's Republic of China | P5438992 |

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: SHAN Weijian

中文姓名 Name in Chinese: Nil

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| CARROLL | Daniel Ashton |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 2120 Lyon Street, San Francisco, CA94115, USA

國家 Country: United States of America

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 056193944 |

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: James G. COULTER

中文姓名 Name in Chinese: Nil

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| CHANG | Justin T. |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

| Address | 國家 Country |
|---|---|
| 1071 Vallejo Street, San Francisco, CA94133 USA | United States of America |

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 055460157 |

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

| 09 | 08 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: William Otto GRABE

中文姓名 Name in Chinese: 馮文石

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| FENG | Vince |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat H, 14th Floor, Tower A, No. 268 Queen's Road, Central

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P422951(0)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

公司註冊處
Companies Registry

# 附屬公司資料陳述書
# Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form AC1

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

**2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情**
**The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 31 | 03 | 2005 |
| --- | --- | --- |
| 日 DD | 月 MM | 年 YYYY |

本陳述書包括 ________ 頁附表。

**This Statement includes** 8 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : LOOK Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 16/9/2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

Acknowledgement
Companies Registry
H.K.

20/09/2005 14:58:26
Submission No/Seq No: 222020872/3
CR No: 0450816
SH Form: AC1

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Beijing Lenovo Software Limited*<br>北京聯想軟件有限公司 | The People's Republic of China (the "PRC") | Registered capital | | 100% |
| Entertainment and Education Services Limited<br>聯想電腦有限公司 | Hong Kong Special Administrative Region of the PRC ("Hong Kong") | Ordinary share | | 100% |
| FM365.com Limited | British Virgin Islands ("BVI") | Ordinary share | | 100% |
| High Honour International Limited<br>高譽國際有限公司* | BVI | Common share | | 95.1% |
| Huiyang Lenovo Industry Property Limited*<br>惠陽聯想工業物業有限公司 | PRC | Registered capital | | 100% |
| Keen Hero Holdings Limited | BVI | Ordinary share | | 100% |
| Legend Computer Systems Limited | Hong Kong | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Legend Creat Holdings Limited | BVI | Ordinary share | | 55% |
| Legend Creat Power Equipment Investment Limited 聯想科瑞電力設備投資有限公司 | Hong Kong | Ordinary share | | 55% |
| Legend Group Limited | Hong Kong | Ordinary share | | 100% |
| Legend Holdings Limited | Hong Kong | Ordinary share | | 100% |
| Legend Information Technology (USA), LLC | United States of America ("USA") | Capital contribution | | 100% |
| Legend Marks Limited 聯想商標有限公司* | BVI | Ordinary share | | 100% |
| Lenovo (BVI) Limited | BVI | Ordinary share | 100% | |
| Lenovo (Beijing) Limited* 聯想(北京) 有限公司 | PRC | Registered capital | 100% | |
| Lenovo (Chengdu) Limited* 聯想(成都)有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Huiyang) Electronic Industrial Co., Ltd* 惠陽聯想電子工業有限公司 | PRC | Registered capital | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo (Shanghai) Co. Limited* 聯想(上海) 有限公司 | PRC | Registered capital | 100% | |
| Lenovo (Shenyang) Limited* 聯想(瀋陽)有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Shenzhen) Electronic Co., Ltd* 聯想(深圳)電子有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Wuhan) Limited* 聯想(武漢) 有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Xi'an) Limited* 聯想(西安)有限公司 | PRC | Registered capital | | 100% |
| Lenovo AI Computer Technology Co., Ltd* 廣州聯想智軟計算機科技有限公司 | PRC | Registered capital | | 70% |
| Lenovo ChinaWeal Information System Company Limited 聯想中望信息系統有限公司 | Hong Kong | Ordinary share | | 95.1% |
| Lenovo Computer Development Limited | Hong Kong | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo Computer Limited 聯想電腦系統有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Express Agency & Services Limited | BVI | Ordinary share | | 100% |
| Lenovo Financial Services Limited 聯想財務有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Group (China) Limited 聯想集團(中國)有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Holdings (BVI) Limited | BVI | Ordinary share | 100% | |
| Lenovo Huifeng Industrial Development (China) Limited 聯豐實業發展(中國) 有限公司 | PRC | Registered capital | | 100% |
| Lenovo Industrial Development Co., (Daya Bay) Ltd.* 聯想工業實業發展(大亞灣)有限公司 | PRC | Registered capital | | 100% |
| Lenovo Industrial Property Holdings Limited | BVI | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 **Company Number**

450816

**附屬公司的詳情 Particulars of Subsidiaries**

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo International Limited (formerly known as Grade Win International Limited) | Hong Kong | Ordinary share | 100% | |
| Lenovo IT Alliance Limited 聯想信息科技同盟有限公司* | BVI | Ordinary share | | 100% |
| Lenovo IT Limited | BVI | Ordinary share | | 100% |
| Lenovo Manufacturing Limited 聯想工業有限公司* | BVI | Ordinary share | | 100% |
| Lenovo Marketing & Services International Limited | BVI | Ordinary share | | 100% |
| Lenovo Mobile Communication Co., Ltd* 聯想移動通信科技有限公司 | PRC | Registered capital | | 80.8% |
| Lenovo Online Limited 聯想在線有限公司 | Hong Kong | Ordinary share | | 95.1% |
| Lenovo Pioneer Limited 聯想先鋒有限公司* | BVI | Ordinary share | | 100% |
| Lenovo Properties Holdings Ltd. | BVI | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo QDI Limited 聯想電子有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Research Limited 聯想科研有限公司* | BVI | Ordinary share | | 100% |
| Lenovo Sysware Limited | BVI | Ordinary share | | 100% |
| Long Million Limited 朗億有限公司 | Hong Kong | Ordinary share | | 100% |
| Newford International Limited 錦華國際有限公司 | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| QDI Computer France SARL | France | Ordinary share | | 100% |
| QDI Computer (China/HK) Limited | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| QDI Computer (Espana) S.A. | Spain | Registered share | | 100% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 **Company Number**

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| QDI Computer (Montreal), Inc. | Canada | Common stock | | 100% |
| QDI Computer (USA), Inc. | USA | Common stock | | 100% |
| QDI Computer Inc. | USA | Common stock | | 100% |
| Quantum Designs (H.K.) Limited | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| Quantum Designs (Holdings) Limited | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| Shanghai Lenovo Electronic Co., Ltd* 上海聯想電子有限公司 | PRC | Registered capital | | 100% |
| Shenzhen Legend Computer Co., Ltd* 深圳聯想電腦有限公司 | PRC | Registered capital | | 70% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
|---|---|---|---|---|
| Sunny Information Technology Service (Beijing) co., Ltd.*<br>陽光雨露信息技術服務(北京)有限公司 | PRC | Registered capital | | 100% |
| Supercycle Limited | BVI | Ordinary share | | 100% |
| Ultimate Lenovo Limited | BVI | Ordinary share | | 100% |
| 聯想翱龍(北京)科技有限公司 | PRC | Registered capital | | 100% |
| 聯想中望系統服務有限公司 | PRC | Registered capital | | 95.1% |
| Remarks :<br>Company name with a " * " is a direct transliteration of its Chinese/English registered name | | | | |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

**CR**

公司註冊處
Companies Registry

# 持有非附屬公司股份的資料陳述書
# Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

**2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情**
**The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 31 | 03 | 2005 |

本陳述書包括 ______ 頁附表。

This Statement includes 3 page(s) of Schedule.

簽署 Signed :

姓名 Name : LOOK Pui Fan

~~董事 Director~~／秘書 Secretary *

日期 Date : 16/9/2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place,
979 King's Road, Quarry Bay,
Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Acknowledgement
Companies Registry
H.K.

20/09/2005 14:58:26
Submission No/Seq No: 222020872/4
CR No: 0450816
Sh. Form: AC2

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司編號 Company Number

450816

## 公司持有股份的非附屬公司詳情
## Particulars of shareholdings in companies not being subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| Beijing CA-Legend Software Co., Ltd* 北京冠群聯想軟件有限公司 | The People's Republic of China (the "PRC") | Registered capital | 20% |
| High Achieve Industries Limited | British Virgin Islands ("BVI") | Ordinary share | 50% |
| Leby Technology (HK) Limited 樂彼科技(香港)有限公司 | Hong Kong Special Administrative Region of the PRC ("Hong Kong") | Ordinary share | 50% |
| Leby Technology Company Limited 樂彼科技有限公司* | BVI | Ordinary share | 50% |
| Legend Kingsoft Holdings Limited 聯想金山控股有限公司* | BVI | Ordinary share | 30% |
| Legend- QDI Spain, S.L. | Spain | Ordinary share | 50% |
| Legendsoft International Technology Limited | BVI | Ordinary share | 35% |
| Lenovo Network (Shenzhen) Limited* 聯想網絡(深圳)有限公司 | PRC | Registered capital | 45% |
| Lenovo Networks (BVI) Limited | BVI | Ordinary share | 45% |
| Lenovo Networks Limited 聯想網絡有限公司 | Hong Kong | Ordinary share | 45% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC2**

**(附表一 Schedule 1)**

公司編號 **Company Number**

450816

公司持有股份的非附屬公司詳情

**Particulars of shareholdings in companies not being subsidiaries**

| 公司名稱<br>Company Name | 成立為法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別<br>Class of Share | 所持股份的百分率<br>Percentage of Shares Held<br>(註 Note) |
| QDI Computer (UK) Ltd | United Kingdom | Ordinary share | 50% |
| QDI Computer Handels GmbH | Austria | Ordinary share | 50% |
| QDI Europe B.V. | The Netherlands | Ordinary share | 50% |
| QDI Europe Holdings Limited | Hong Kong | Ordinary share | 50% |
| QDI Holdings Limited | BVI | Ordinary share | 50% |
| QDI System Handel GmbH | Germany | Ordinary share | 50% |
| QDI Technology (HK) Limited<br>科迪亞科技(香港)有限公司 | Hong Kong | Ordinary share | 50% |
| QDI Technology (Huizhou) Limited*<br>科迪亞電子科技(惠州)有限公司 | PRC | Registered capital | 50% |
| QDI Technology (Shenzhen) Limited*<br>科迪亞科技(深圳)有限公司 | PRC | Registered capital | 50% |
| QDI Technology International Limited | BVI | Ordinary share | 50% |
| 北京國旅快捷電子商務發展有限公司 | PRC | Registered capital | 40% |
| 北京金山軟件有限公司 | PRC | Registered capital | 30% |
| 北京聯想傳奇信息技術有限公司 | PRC | Registered capital | 45% |
| 北京聯想利泰軟件有限公司 | PRC | Registered capital | 35% |
| 樂彼科技(深圳)有限公司 | PRC | Registered capital | 50% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎49%與50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC2**

**(附表一 Schedule 1)**

公司編號 Company Number

450816

## 公司持有股份的非附屬公司詳情
## Particulars of shareholdings in companies not being subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| 珠海金山軟件股份有限公司 | PRC | Registered capital | 30% |
| 珠海金山數碼科技有限公司 | PRC | Registered capital | 30% |
| 珠海市西山居軟件有限公司 | PRC | Registered capital | 30% |
| Remarks :<br><br>Company name with a " * " is a direct transliteration of its Chinese/English registered name | | | |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

WHITE & CASE

LIMITED LIABILITY PARTNERSHIP

Thai Commercial Office Royal Thai Embassy Washington D.C.

# U.S., WTO AND REGIONAL TRADE AGREEMENTS MONTHLY REPORT

***September 2005***


one law firm around the world

*Due to the general nature of its contents, this newsletter is not and should not be regarded as legal advice.*

# TABLE OF CONTENTS

# SUMMARY OF REPORTS

## United States

### Ways & Means Trade Subcommittee will Consider Including Bill to Repeal the Byrd Amendment in the 2005 Miscellaneous Trade Package

On Friday September 2, 2005, the House Way and Means Trade Subcommittee will consider whether to include in the 2005 miscellaneous trade package H.R. 1121, a bill to repeal the Continued Dumping and Subsidy Offset Act (the "Byrd Amendment"). Despite a 2003 WTO decision that the Byrd Amendment violates the United States' obligation under the WTO Agreements and the Administration's repeated calls for its repeal, the Byrd Amendment has maintained strong support in both the House and Senate. Its inclusion in the 2005 trade package, therefore, is uncertain. Nevertheless, if H.R. 1121 is included in the trade bill and is eventually signed into law, its impact on petitioners, U.S. exporters and foreign respondents would be significant.

### DOC Seeks Comments on Proposed Amendments to Sunset "Waiver" Regulations

On August 15, 2005, the United States Department of Commerce ("DOC") announced its intention to amend the "waiver" provisions of its sunset review procedures and requested comments on the proposed amendments. DOC's announcement follows a 2004 ruling by the World Trade Organization's Appellate Body ("AB") that the "waiver" provisions of the U.S. antidumping law and regulations, under which respondent companies can waive or be deemed to have waived their rights to participate in the sunset review proceedings, are WTO-inconsistent. For further analysis of the AB ruling, please refer to the December 2004 Monthly Report. We report DOC's proposed changes and the corresponding current regulation below.

### TPSC, USTR Hold Public Hearing on China's WTO Compliance

On September 14, 2005, the interagency Trade Policy Staff Committee on China's WTO Compliance (TPSC) held a public hearing on China's compliance with its World Trade Organization (WTO) accession commitments. The hearing's goal was to assist the Office of United States Trade Representative (USTR) with its preparation of the annual USTR report to Congress on China's WTO commitments. In accordance with section 421 of the U.S.-China Relations Act of 2000, USTR is required to submit, by December 11 of each year, a report to Congress on China's compliance including both multilateral and bilateral commitments made to the United States. According to U.S. industry representatives, despite making substantial changes to its international trade regime that have benefited U.S. businesses, workers and farmers, China still has much room for improvement in sectors where U.S. businesses and exporters are competitive. The participants' common concerns were intellectual property rights, transparency and standards-setting.

### Administration Will Continue Engagement With China; Will Seek Greater Flexibility in China's Currency

On September 15, 2005, the US-China Business Council (USCBC) held a luncheon with Timothy D. Adams, Undersecretary for International Affairs, US Treasury Department, to discuss the Bush administration's policy on China's currency.

Mr. Adams discussed the progress made with his Chinese counterparts and offered his **off-the record** assessments of the various meetings he has held in the past months. We review here those assessments and prospects for US-China trade relations in the upcoming months.

## United States Highlights

We also want to alert you to the following United States developments:

- CRS Report: Byrd Amendment Has Not Led to an Increase in AD/CVD Filings
- USTR Seeks Comments for Annual NTE Report
- Office of USTR Announces Stratford Will Serve as Assistant USTR for China Affairs
- President Bush Announces Intent to Nominate Bhatia as Deputy USTR
- Senate Rejects Dorgan Amendment: Grassley Decides to Withhold Amendment on Byrd Law

## Free Trade Agreements

### GAO Report Cites Need For Greater Resources to Adequately Monitor and Enforce Trade Agreements

The General Accounting Office (GAO) has released a report that evaluates U.S. enforcement and monitoring of trade agreements. Senate Finance Committee ranking member Senator Max Baucus (D-Montana) requested the report, which states that the U.S. lacks a coherent and unified approach to trade oversight by the executive agencies and departments involved. In particular, the GAO recommends improvements in communications, training, and resource allocation among the four agencies involved with trade policy.

## Free Trade Agreements Highlights

We also want to alert you to the following FTA developments:

- U.S. Switzerland Plan Talks on Possible Bilateral Free Trade Agreement

- Ways & Means Chairman Thomas and USTR Portman Discuss the Bahrain FTA's Outlook and the Potential for FTAs with Korea and Egypt

## Customs Highlights

We also want to alert you to the following Customs developments:

- CBP Announces Measures Regarding Hurricane Affected Ports

## Petitions and Investigations

- 701 and 731 Petition Concerning Certain Lined Paper School Supplies from China, India, and Indonesia
- 337 Petition Regarding Ink Sticks for Solid Ink Printers Filed With ITC
- 337 Petition Regarding Modified Vaccinia Ankara Viruses Filed With ITC
- 421 Petition Concerning Circular Welded Non Alloy Steel Pipe Filed With ITC

## US-Latin America

### U.S. and Andean Negotiators Urge Compromise, Completion of Agreement Before Year's End

On September 7-8, 2005, the Corporación Andina de Fomento (CAF), the Organization of American States, and the Inter-American Dialogue hosted the CAF VIII Annual Conference on Trade and Investment in the Americas. The conference addressed U.S.-Latin America relations, current investment trends in Latin America, and the status of the U.S.-Andean Free Trade Agreement (FTA) negotiations.

We review here the key points raised by U.S. and Andean trade representatives from separate presentations made on September 7-8, 2005.

## US-European Union

### Boeing – Airbus Dispute: Coming Weeks Will Affect the Course of the Dispute

Two key events in the coming weeks will determine the course of the EU-US aircraft subsidy dispute:

1. Airbus' expected decision on whether to formally initiate its A350 program; and
2. The UK's decision on whether to grant Airbus' request for launch aid.

The WTO has formed panels to hear the US and EU complaints in what may become one of the largest and most contentious WTO disputes ever. The United States alleges that the governments of France, Germany, Spain and the UK have subsidized the operations of Airbus, the European aircraft manufacturer, in an amount of up to $15 billion,[1] violating the WTO Agreement on Subsidies and Countervailing Measures (ASCM). The European Union alleges that the US Government and certain state governments have provided Boeing, the US aircraft manufacturer, with up to $30 billion in ASCM-inconsistent subsidies.

The dispute will affect the competition in civilian and military aircraft sales for many years. Successful resolution of the dispute would remove the political risk of US Congress adopting legislation detrimental to the interests of EU aerospace/defense companies. Settlement seems the most likely solution.

## Multilateral

### China's 2005 WTO Transitional Review: Specific Concerns Raised by the European Communities and the United States

In preparation for the Third China WTO Transitional Review Mechanism (TRM), the European Communities (EC) and the United States (US) have put forth their first comments with regard to China's implementation of its WTO accession commitments, as provided for in its Protocol of Accession to the WTO. The 2005 TRM will start in September 2005 and end in December 2005.

The EC and the US have expressed their concerns and requested clarification on a wide range of measures undertaken by China:

- Export restrictions;
- New Automobile Policy;
- Compulsory Certification Regulation;
- Restrictions in the Distribution sector;
- Import licensing procedures;
- TRIMs measures;
- Quarantine import inspection permit procedures;
- Non-transparency in food regulatory procedures; and
- Changes in the approval procedure for EU establishments eligible to export to China.

[1] The amount at stake in both disputes is not mentioned in the official WTO documents, but has been released through the media.

This note is the first in a series in which we will inform you of WTO Members' concerns, including any additional EC or US presentations, during China's 2005 TRM process.

## WTO Compliance Panel Rules on U.S. Countervailing Duties on EC Products

A WTO "compliance" panel has ruled that the United States has not fully implemented the Dispute Settlement Body rulings in a dispute with the EC over U.S. countervailing duties on the products of former state-owned European steel exporters. The U.S. Department of Commerce (DOC) had found that these privatized firms retained the "benefit" of earlier subsidies, and so it imposed countervailing duties. The compliance panel found that the U.S. "sunset review" redeterminations for the privatized firms of the United Kingdom (British Steel) and Spain (Aceralia) were inconsistent with U.S. obligations under the WTO Agreement on Subsidies and Countervailing Measures (SCM Agreement). However, the panel upheld the DOC redetermination for the privatized French exporter, Usinor.

# REPORTS IN DETAIL

## UNITED STATES

### Ways & Means Trade Subcommittee will Consider Including Bill to Repeal the Byrd Amendment in the 2005 Miscellaneous Trade Package

*SUMMARY*

On Friday September 2, 2005, the House Way and Means Trade Subcommittee will consider whether to include in the 2005 miscellaneous trade package H.R. 1121, a bill to repeal the Continued Dumping and Subsidy Offset Act (the "Byrd Amendment"). Despite a 2003 WTO decision that the Byrd Amendment violates the United States' obligation under the WTO Agreements and the Administration's repeated calls for its repeal, the Byrd Amendment has maintained strong support in both the House and Senate. Its inclusion in the 2005 trade package, therefore, is uncertain. Nevertheless, if H.R. 1121 is included in the trade bill and is eventually signed into law, its impact on petitioners, U.S. exporters and foreign respondents would be significant.

*ANALYSIS*

#### I. History of the Byrd Amendment

Formally known as the Continued Dumping and Subsidy Offset Act of 2000 (CDSOA), the Byrd Amendment mandates that AD/CVD duties be distributed directly to the affected domestic companies that petitioned for those duties. The Byrd Amendment was inserted by Senator Robert Byrd (D-WV) in the Agriculture Appropriations Act of 2000 during Conference Committee action on the bill. As such, it appeared in neither the House nor the Senate versions of the Agriculture bill. On October 28, 2000, President Clinton signed the bill into law but protested the Byrd Amendment because it violated the United States' international trade obligations.

In January 2003, the World Trade Organization's (WTO) Appellate Body ruled that the Byrd Amendment was inconsistent with the WTO's antidumping and subsidy agreements. Since that time, the Bush Administration has called on Congress to repeal of the measure – the only means of complying with the WTO decision. Congress, however, has refused to do so, prompting several WTO Members that filed the original complaint – the European Union, Japan, Canada and Mexico – to impose retaliatory tariffs on U.S. goods topping $100 million.

#### II. The Trade Subcommittee's Activities Related to H.R. 1121

On July 28, 2005 Congressman E. Clay Shaw, Jr. (R–FL), Chairman of the Subcommittee on Trade of the House Committee on Ways and Means, announced that the Subcommittee was requesting written comments for the record from all parties interested in technical corrections to U.S. trade laws and miscellaneous duty suspension proposals. The

deadline for the public to submit written comments to the Committee is Friday, September 2, 2005. After the comment period, the Subcommittee will review all comments and determine which bills should be included in a miscellaneous trade package. The Subcommittee will "consider the extent to which the bills create a revenue loss, operate retroactively, attract controversy, or are not administrable."

Among the bills that the Subcommittee will consider is H.R. 1121, "A bill to repeal section 754 of the Tariff Act of 1930 [the Byrd Amendment]." The Subcommittee has already posted comments from six individuals or organizations addressing H.R. 1121. Five of these six oppose the bill's inclusion in the miscellaneous trade package, and only one group supports its inclusion. Subcommittee staff, however, indicated that they have received more comments and will post those in the next week or so. A full list of Bills up for consideration and all related comments are online at: http://waysandmeans.house.gov/hearings.asp?formmode=detail &hearing=438.

### *OUTLOOK*

Repeal of the Byrd Amendment could have a dramatic impact on the interests of foreign respondents, U.S. exporters, and current and prospective domestic petitioners.

- Petitioners. Pursuant to the Byrd Amendment, over $1 billion has been distributed to domestic producers, with billions more waiting in the wings. If the Byrd Amendment is repealed, the assessed duties available for distribution to domestic producers would instead go to the general treasury, as they did prior to the Byrd Amendment's enactment.

- Respondents. According to a 2004 Report from the Congressional Budget Office (CBO), the Byrd Amendment provides petitioners with an additional incentive to file AD/CVD cases, potentially leading to more AD/CVD duties and increased transaction costs. Further, the Byrd Amendment has been cited as the basis for Customs' new Continuous Entry Bond Requirements, which are a significant financial burden to many foreign exporters. Repeal of the Byrd Amendment might alleviate these problems.

- U.S. Exporters. As stated above, several WTO Members have already imposed retaliatory tariffs against U.S. goods as a result of Congress' failure to repeal the Byrd Amendment. The other parties to the WTO complaint are not far behind. This retaliation will cost U.S. exporters over $100 million in 2005 alone. Repeal of the Byrd Amendment would prevent further retaliation.

Despite the WTO's ruling and the consistent urging of the Bush Administration, the Byrd Amendment still receives strong bipartisan support in both the House and Senate. Inclusion of H.R. 1121 in the 2005 miscellaneous trade package is only the first step in the process of repealing the Byrd Amendment. The miscellaneous trade bill would still have to survive Congressional debate and amendment in both Houses and a House/Senate conference. Although

inclusion of H.R. 1121 in the miscellaneous trade package is a step towards the repeal of the Byrd Amendment and the concomitant elimination its distorting effects on U.S. and foreign businesses, repeal at this time is far from certain.

## DOC Seeks Comments on Proposed Amendments to Sunset "Waiver" Regulations

### *SUMMARY*

On August 15, 2005, the United States Department of Commerce ("DOC") announced its intention to amend the "waiver" provisions of its sunset review procedures and requested comments on the proposed amendments. DOC's announcement follows a 2004 ruling by the World Trade Organization's Appellate Body ("AB") that the "waiver" provisions of the U.S. antidumping law and regulations, under which respondent companies can waive or be deemed to have waived their rights to participate in the sunset review proceedings, are WTO-inconsistent. For further analysis of the AB ruling, please refer to the December 2004 Monthly Report. We report DOC's proposed changes and the corresponding current regulation below.

### *ANALYSIS*

The Department's "waiver' regulations currently allow respondent interested parties to waive their right to participate in the DOC sunset review. They also state that any interested party that fails to file a substantive response to DOC's notice of initiation will automatically forfeit the right to participate in the DOC review. Neither waiver affects a respondent's right to participate in the ITC aspect of the review. The amendments alter these regulations. Most importantly, DOC has proposed eliminating the "automatic waiver" regulation. We summarize the affected regulations below:

| Reg. | Current Text | Proposed Amendment |
|---|---|---|
| **19 CFR 351.218 (d)(2)(ii)** | *Contents of statement of waiver.* Every statement of waiver must include a statement indicating that the respondent interested party waives participation in the sunset review before the Department and the following information:<br>(A) The name, address, and phone number of the respondent interested party waiving participation in the sunset review before the Department;<br>(B) The name, address, and phone number of legal counsel or other representative, if any;<br>(C) The subject merchandise and country subject to the sunset review; and<br>(D) The citation and date of publication in the Federal Register of the notice of initiation. | *Contents of statement of waiver.* Every statement of waiver must include a statement indicating that the respondent interested party waives participation in the sunset review before the Department; a statement that the respondent interested party is likely to dump or benefit from a countervailable subsidy (as the case may be) if the order is revoked or the investigation is terminated; in the case of a foreign government in a CVD sunset review, a statement that the government is likely to provide a countervailable subsidy if the order is revoked or the investigation is terminated; and the following information: |
| **19 CFR 351.218** | *No response from a respondent interested party.* The Secretary will | Removed and reserved |

| Reg. | Current Text | Proposed Amendment |
|---|---|---|
| (d)(2)(iii) | consider the failure by a respondent interested party to file a complete substantive response to a notice of initiation under paragraph (d)(3) of this section as a waiver of participation in a sunset review before the Department. | |
| 19 CFR 351.218(d) (2)(iv) intro. text | *Waiver of participation by a foreign government in a CVD sunset review.* Where a foreign government waives participation in a CVD sunset review under paragraph (d)(2)(i) or (d)(2)(iii) of this section, the Secretary will: | *Waiver of participation by a foreign government in a CVD sunset review.* Where a foreign government waives participation in a CVD sunset review under paragraph (d)(2)(i) of this section, the Secretary will: |
| 19 CFR 351.218(d) (2)(iv)(C) | Base the final results of review on the facts available in accordance with Sec. 351.308(f), which normally will include a determination that revocation of the order or termination of the suspended investigation, as applicable, would be likely to lead to continuation or recurrence of a countervailable subsidy for all respondent interested parties. | Base the final results of review on the facts available in accordance with Sec. 351.308(f). |
| 19 CFR 351.218(e) (1)(ii)(B) intro. text | *Failure of a foreign government to file a substantive response to a notice of initiation in* a *CVD sunset review.* If a foreign government fails to file a complete substantive response to a notice of initiation in a CVD sunset review under paragraph (d)(3)(v) of this section or waives participation in a CVD sunset review under paragraph (d)(2)(i) or (d)(2)(iii) of this section, the Secretary will: | *Failure of a foreign government to file a substantive response to a notice of initiation in a CVD sunset review.* If a foreign government fails to file a complete substantive response to a notice of initiation in a CVD sunset review under paragraph (d)(3)(v) of this section or waives participation in a CVD sunset review under paragraph (d)(2)(i) of this section, the Secretary will: |
| 19 CFR 351.218 (e)(1)(ii) (B)(3) | Base the final results of review on the facts available in accordance with Sec. 351.308(f), which normally will include a determination that revocation of the order or termination of the suspended investigation, as applicable, would be likely to lead to continuation or recurrence of a | Base the final results of review on the facts available in accordance with Sec. 351.308(f). |

| Reg. | Current Text | Proposed Amendment |
|---|---|---|
| | countervailable subsidy for all respondent interested parties. | |
| **19 CFR 351.309 (c)(1)(iii)** | For the final results of an expedited antidumping review, Article 8 violation review, Article 4/ Article 7 review, or section 753 review, a date specified by the Secretary. | For the final results of an expedited sunset review, expedited antidumping review, Article 8 violation review, Article 4/ Article 7 review, or section 753 review, a date specified by the Secretary. |

## *OUTLOOK*

Written comments must be received by DOC no later than September 14, 2005. After it receives and considers all comments, DOC will issue the final amended rules. Pursuant to section 123(g)(2) of the Uruguay Round Agreements Act (URAA), the final amended regulation cannot become effective until 60-days after the DOC and USTR undertake consultations with the appropriate congressional committees concerning the proposed contents of the final rule. Because the date of consultations has not yet been determined, a possible effective date of the new regulations is unclear. If DOC adopts the proposed regulations, it will publish the effective date in the Federal Register notice of the final rule.

## TPSC, USTR Hold Public Hearing on China's WTO Compliance

### *SUMMARY*

On September 14, 2005, the interagency Trade Policy Staff Committee on China's WTO Compliance (TPSC) held a public hearing on China's compliance with its World Trade Organization (WTO) accession commitments. The hearing's goal was to assist the Office of United States Trade Representative (USTR) with its preparation of the annual USTR report to Congress on China's WTO commitments. In accordance with section 421 of the U.S.-China Relations Act of 2000, USTR is required to submit, by December 11 of each year, a report to Congress on China's compliance including both multilateral and bilateral commitments made to the United States. According to U.S. industry representatives, despite making substantial changes to its international trade regime that have benefited U.S. businesses, workers and farmers, China still has much room for improvement in sectors where U.S. businesses and exporters are competitive. The participants' common concerns were intellectual property rights, transparency and standards-setting.

### *ANALYSIS*

Seven Industry representatives testified before the USTR Committee, stating their constituents' opinions on both China's progress in 2004 and their areas of concern for the coming year. Each speaker made formal comments and answered the TPSC's follow-up questions.

### I. Testimony by John Frisbie, President, U.S.-China Business Council (USCBC)

Frisbie's testimony was based upon contributions from 250 member companies and focused on China's implementation record over the past year. Overall, survey respondents rated China's implementation of its WTO commitments to date as either "fair" (57 percent) or "good" (38 percent). Frisbie stated that the USCBC does not believe a "fair to good" performance rating is good enough, and that China must fully implement all its WTO obligations.

Frisbie also noted that China's entry into the WTO has benefited American businesses by introducing significant market openings in China, cutting import tariffs by nearly 40 percent, virtually eliminating import licenses and quotas, relaxing ownership restrictions on American businesses, and allowing American companies to participate in many sectors that were previously prohibited. Frisbie expects that as China continues to open its market, American goods and services companies will increase their sales and operations. He stated, however, that many challenges exist in pursuing the "level playing field" that the United States seeks in their trade relationship with China.

According to the USCBC's survey, the most significant exceptions to the positive trend in market access lie in: (1) the enforcement of intellectual property rights (IPR); (2) the complete implementation of distribution rights; and (3) transparency. A broader, more consistent engagement is vital to make progress in addressing the problems of specific sectors. When asked about the IPR situation, Mr. Frisbie outlined the following priorities regarding protecting IPR:

tighten legalities, protect trade secrets, a non-competition clause, better contracts, screening suppliers, more employee background checks, internal fraud hotlines, and tightening of internal controls on intellectual property. Additionally, Mr. Frisbie noted that Chinese companies are scrutinizing themselves more regularly through methods such as raids. In terms of the U.S. Government, Mr. Frisbie emphasized the importance of following up on specifics and that the detailed deliverables laid out in the July Joint Commission on Commerce and Trade (JCCT) meeting was a good approach. Mr. Frisbie concluded by commenting that China uses standards-setting to promote domestic interests: Fifty-three percent of member companies saw little progress in this area over the last year.

## II. Myron Brilliant, Vice President, East Asia, U.S. Chamber of Commerce

Brilliant began by noting that the United States ranked second among China's global trading partners in 2004, and China was again the third-largest trading partner for the United States. U.S. exports to China have grown by 114 percent since 2000, which is five times faster than to any other country. Brilliant stated that after four years, Chinese government is engaging the U.S. government in the private sector. Dialogue has led to improved effort by the Chinese in reducing tariffs, improving the rules process, and improving trading rights for the company. Brilliant was clear, however, that China has yet to achieve full/consistent implementation of its obligations, thereby limiting the extent of U.S. export and investment. Brilliant noted that China has missed deadlines on franchising; it must improve distribution services; and problems remain in both intellectual property rights and transparency. The Chamber of Commerce would like to work with the Government to ensure that China meets its WTO commitment.

When asked about the game plan for IPR, Brilliant highlighted several areas of importance: (1) an increase in criminal prosecutions; (2) collaboration; (3) capacity building programs; (4) better benchmarking in the marketplace; and (5) more resources at the local level.

## III. Jeff Bernstein, American Chamber of Commerce-Beijing and American Chamber of Commerce-Shanghai

Bernstein commented first that China's WTO improvements over the past year have been mixed. Concerns remain in distribution rights, direct selling, construction and engineering services, intellectual property rights and transparency. According to Bernstein, China should have fulfilled many of these commitments by December 11, 2004 and must improve its disappointingly slow, vague and overly centralized rules so that 100 percent of businesses are improved at the Beijing level.

Bernstein's colleague, James Green, commented on direct sales and a law forbidding pyramid schemes that government officials have used to crack down on American companies' direct sales practices. Green stated that U.S. companies – especially those not yet in China – are very concerned with the vagueness of Chinese laws. The next step to resolving this issue will be discussions with the Chinese. Green concluded that some of the biggest barriers remain in restrictive regulations on value added with telecom services. Responding to a question on why more American companies cannot distribute in China, Mr. Green commented that it is less an

issue of backlog and more an issue of a lack of communication: the path for distribution must be more transparent. Companies, however, seem of late to be having a tougher time.

## IV. Robert Vastine, President, Coalition of Service Industries (CSI)

Vastine stated that, unfortunately, the Coalition has continued to observe that the Chinese protectionist impulse is still high. Barriers still exist to U.S. companies, including many that were due to be dismantled pursuant to China's WTO compliance commitments. Among the problems Vastine cited were: (1) China's excessive capital requirements; (2) transparency; (3) government procurement; (4) intellectual property rights protection; and (5) technology standard-setting issues.

Vastine commented on the need to specify a timeframe in the Accession agreement and explained that clarity in procedures for Insurance companies are necessary. When asked about standards setting in technology, Mr. Vastine said that the Chinese use unique standards in order to create a barrier for American companies. Lastly, Vastine described the need for a CSI counterpart in China.

## V. William Primosch, Senior Director, International Business Policy, National Association of Manufacturers (NAM)

Primosch highlighted five problem areas in China's compliance: (1) currency manipulation; (2) subsidies; (3) counterfeiting and other IPR violations; (4) discriminatory standards; and (5) conformity assessment procedures. Mr. Primosch emphasized that currency manipulation is the single most important factor distorting bilateral trade. China's undervalued currency gives all Chinese-made products a competitive advantage over U.S.-made products in both the U.S. and Chinese markets. Second, Primosch stated that NAM members have accused Chinese competitors of receiving direct or indirect subsidies that enable them to undercut their product prices by a large margin. Finally, NAM is concerned with the massive counterfeiting and piracy in China. According to Primosch, NAM wants to see the U.S.-China trade relationship continue to expand, but unless China's compliance with its WTO commitments substantially improves, NAM's members fear that the public and political "support for the relationship will erode and lead to consequences harmful to both sides."

## VI. Eric Smith, President, International Intellectual Property Alliance (IIPA)

The IIPA consists of seven trade associations representing the U.S. copyright industries. The Alliance and its members have been working to improve copyright laws, piracy, and enforcement and market access issues in China for over a decade. Smith stated that, for the fourth year in a row, the IIPA found that China's market remains largely closed because of copyright conspiracy and market access restrictions that prevent meaningful entry into the local market for most IIPA companies. The IIPA's members believe that China can only comply with its WTO commitments by "commencing coordinated and aggressive criminal prosecutions and convictions (with deterrent penalties) against all forms of piracy - combined with steps to open the Chinese market."

According to Smith, China does not provide adequate procedures and effective legal remedies to protect copyright as required by the Trade-Related Intellectual Property Rights (TRIPS) Agreement's enforcement provisions. Piracy levels in 2004 ranged from 85-95 percent, resulting in over $2.5 billion in estimated losses. The *Guthrie* case was one of the only criminal convictions for export piracy in 2004. Smith opined that China's criminal thresholds are still too high, and he believes that the Chinese are less willing to bring criminal prosecutions against foreign rights-holders. Mr. Smith elaborated that although the IIPA provides training when China requests it, the issue is not China's inability due to its ignorance. Instead, the problem is China's political decision not to crack down on IPR violations. Smith emphasized that IIPA are doing as much as possible to work with the Chinese government.

## VII. Joe Damond, Deputy Vice President, International Division, Pharmaceutical Research and Manufacturers of America (PhRMA)

According to Damond, PhRMA's biggest problems with China relate to inefficiencies in China's healthcare system that limit the industry's commercial opportunity and restrict patient access to new medicine. The only solution to these problems is long-term, comprehensive reform of the healthcare system. Other issues, however, are tied to China's WTO accession commitments and should be resolved in the near-term, Damond stated. The Chinese government could take specific actions to improve its business environment and improve medical care in China. For example, price control commitments have not been met, and PhRMA "seeks U.S. government support in ensuring that China's pharmaceutical pricing policies are implemented in a fair and transparent manner consistent with its WTO commitments."

Under the terms of its Accession, "China was to liberalize pharmaceutical distribution and trading rights by December 2004." Damond stated that PhRMA is seeking the U.S. Government's support to ensure that China will uphold its WTO obligations and issue new legislation liberalizing pharmaceutical trading and distribution. Damond also commented on the need for the State Food and Drug Administration (SFDA) to regulate the production and trading of a medication's active ingredient in bulk form. The Chinese Government must impose automatic criminal sentences on drug counterfeiters. Damond stated that Chinese people believe they are buying legitimate products off the street because the packaging displays American brands. When asked about the ability to invest in new treatments in China, Damond commented that there could be a significant impact as science develops rapidly, but it is daunting to bring new medications to China. Responding to a question on U.S. withdrawal from the Chinese market, Damon opined that patients would suffer greatly since the United States is the industry leader.

## *OUTLOOK*

USTR will issue its *Annual Report to Congress on China's WTO Compliance* in December 2005. This report will largely be based upon the testimony from the September 14 hearing and written comments submitted pursuant to the TPSC's August 3, 2005 request for comment. It is, therefore, quite likely that the USTR report will focus on the hearing participants' common themes of intellectual property rights and enforcement, transparency, and standards-setting. It is unlikely, however, that the USTR report will address NAM's concerns

over China's currency policies because of the Bush Administration's stated policy that foreign currency issues are the exclusive domain of the Treasury Department. For example, many in Congress and the manufacturing sector spoke out against China's currency policies, but USTR's annual report to Congress contained not one reference to Chinese "currency manipulation."

## Administration Will Continue Engagement With China; Will Seek Greater Flexibility in China's Currency

### *SUMMARY*

On September 15, 2005, the US-China Business Council (USCBC) held a luncheon with Timothy D. Adams, Undersecretary for International Affairs, US Treasury Department, to discuss the Bush administration's policy on China's currency.

Mr. Adams discussed the progress made with his Chinese counterparts and offered his **off-the record** assessments of the various meetings he has held in the past months. We review here those assessments and prospects for US-China trade relations in the upcoming months.

### *ANALYSIS*

On September 15, 2005, the US-China Business Council (USCBC) held a luncheon with Timothy D. Adams, Undersecretary for International Affairs, US Treasury Department, to discuss the Bush Administration's policy on China's currency. Mr. Adams discussed the progress made with his Chinese counterparts and offered his off-the record assessments, which we highlight below.

Mr. Adams emphasized three issues that bear on the region as a whole – not just China:

- **Exchange Rates.** Mr. Adams noted that the Administration would like to see greater currency flexibility throughout the region. The U.S. message to China has not changed: China must move quickly towards a more flexible exchange rate regime. In this regard, Adams has joined leaders from the Group of Eight (G8) and the Group of Twenty (G20) to discuss China's move to a more liberal exchange rate mechanism.

- **Growth Strategy.** Mr. Adams noted that China needs to move from an export-oriented growth strategy to one more domestically driven. According to Mr. Adams, the Chinese Government has countered that it cannot reorient its growth strategy overnight and must further pursue its current strategy to achieve higher savings rates.

- **Financial Services Liberalization.** Mr. Adams stated that China has made significant steps towards achieving liberalization in the financial services sector. However, the Bush Administration would like to see a more flexible system that allows for efficient movement of capital flows. To achieve this end, Adams suggested that China could implement a number of measures, including (i) more capital market development; (ii) deeper bond markets; and (iii) "appropriate" risk management systems.

According to Adams, the main goal of the Bush administration is to continue engagement with China. The United States intends to continue approaching Chinese officials privately,

frequently and through **"quiet diplomacy."** The administration prefers avoiding persistent pressure, confident that such an approach will better ensure China's collaboration in many areas, including currency management.

Mr. Adams noted, however, that despite the Administration's intent to follow this approach towards China, the U.S. Congress appears to be heading in the opposite direction. Of particular concern is Congress' focus on China's "undervalued" currency at a time when the U.S. economy is growing and appears to be benefiting from a favorable economic environment. According to Adams, it would be helpful if Chinese authorities also made an effort to approach U.S. congressmen to make their case, since it is not enough to engage administration officials alone.

Undersecretary Adams will meet with his Chinese counterparts twice in the upcoming months. Meetings are scheduled to take place in October and November.

## *OUTLOOK*

Despite Beijing's revaluation of the Yuan in July, China's currency policy remains a concern to government officials and industry leaders. Intervening issues, however, such has hurricane Katrina and the Supreme Court nominations have temporarily diverted Congressional attention away from major trade irritants. Nevertheless, the further growth of the US-China bilateral trade deficit could reignite the Chinese currency issue in Congress.

## United States Highlights

### CRS Report: Byrd Amendment Has Not Led to an Increase in AD/CVD Filings

According to an August 22nd report from the Congressional Research Service (CRS), there is no evidence that the Continued Dumping and Subsidy Offset Act (the "Byrd Amendment") has led to an increase in the total number of U.S. antidumping and countervailing duty (AD/CVD) petitions. In fact, AD/CVD initiations have declined since the Byrd Amendment first took effect.

The Byrd Amendment mandates the distribution of AD/CVD duties to the affected domestic producers that filed the original petition. Although the WTO in 2003 found it to be incompatible with US obligations under the various WTO Agreements, the United States has yet to repeal the law. As a result, several parties to the WTO dispute have imposed retaliatory tariffs against U.S. goods.

Among the CRS report's findings:

- Although some companies have received millions in annual payments under the law, most have received much less. Thus, the transaction costs of filing petitions can "far outweigh" the benefits of protection and Byrd disbursements and may explain why the Byrd Amendment has not caused an increase in trade remedy cases.

- No countries have enacted "mirror legislation" - a fear expressed when the Byrd Amendment first became law.

- The Byrd Amendment may hinder the benefits created by U.S. Free Trade Agreements (FTAs): "U.S. trade remedy policy in general, and the CDSOA in particular, might dampen the economic welfare gains accruing to U.S. businesses, investors, and consumers from these FTAs due to higher costs brought about by the measure (and eventual retaliation), even as these FTAs have led to significant tariff reductions on both sides."

- Although legislation to repeal the Byrd Amendment has been introduced in the U.S. House of Representatives, Congress has done little to enact the proposal. "Because the CDSOA has strong congressional support on both sides of the aisle, many observers think that legislation to amend or repeal the measure may not receive serious consideration in the 109th Congress. However, if exporters begin to feel the effects of retaliation by key U.S. trading partners, it is possible that pressure to seek a legislative or negotiated solution to the measure may intensify."

## USTR Seeks Comments for Annual NTE Report

The US Trade Representative (USTR) has published a request for public comments to assist in developing its National Trade Estimate (NTE). The NTE, released annually in April, details barriers to US exports (goods and services) and foreign direct investment. USTR uses the report as a basis for determining its annual trade priorities.

Submissions to USTR are due by November 16, 2005.

## Office of USTR Announces Stratford Will Serve as Assistant USTR for China Affairs

The Office of the United States Trade Representative (USTR) announced September 16 that Tim Stratford will serve as the new Assistant USTR for China Affairs.

Upon making the announcement, USTR Rob Portman stated, "I am delighted to welcome Tim to our team. He has an impressive breadth of experience working in China and the region, both for the US government and in the private sector. He brings the on the ground knowledge that will be crucial at this critical time in our relationship with China."

Stratford will be responsible for developing and implementing US trade policy toward Mainland China, Taiwan, Hong Kong, Macao and Mongolia.

Since 1998, Stratford served as General Counsel for General Motors' China operations, where was a member of GM's senior management team in China and oversaw the company's legal and trade policy work in Mainland China, Taiwan and Hong Kong. Before working for GM, Stratford was a partner in the Beijing office of Coudert Brothers (1995-1998), a volunteer leader for the Church of Jesus Christ of Latter-Day Saints in Taiwan (1992-1995), Commercial Attaché and then Minister-Counselor for Commercial Affairs at the US Embassy in Beijing (1988-1992), and associate attorney in the Beijing and Hong Kong offices of Paul Weiss (1983-87).

Stratford earned his law degree from Harvard Law School and has a bachelor's degree in Philosophy and Chinese from Brigham Young University. From 2000-2001, Stratford served as the Chairman of the American Chamber of Commerce in China. He is fluent in Mandarin and Cantonese.

## President Bush Announces Intent to Nominate Bhatia as Deputy USTR

President Bush announced September 14 that he intends to nominate Karan K. Bhatia to serve as Deputy United States Trade Representative (USTR). Bhatia – currently Assistant Secretary of Transportation for Aviation and International Affairs – succeeds Josette Shiner, who left USTR to become Undersecretary of State for Economic Affairs.

The Bush Administration will likely begin Bhatia's nomination process in late September or early October. According to sources in Congress and the Bush Administration, Bhatia's

confirmation should be a formality, as he is considered one of the Administration's "whiz kids" (he is in his late 30s) and "rising stars."

A graduate of Princeton University, the London School of Economics and Columbia Law School, Bhatia was a partner with the Washington law firm where former USTR Charlene Barshefsky now practices. His work in the Bush Administration began in the U.S. Department of Commerce as Chief Counsel for the Bureau of Export Administration and then as Deputy Under Secretary for Industry and Security. During his time as Assistant Secretary of Transportation, Bhatia was responsible for negotiating the Open Skies agreement and was considered one of Transportation Secretary Mineta's closest aides.

USTR Rob Portman lauded Bhatia's nomination: "Karan Bhatia will bring to USTR a rich background in the government, the private sector and academia.... His proven skills in negotiating agreements around the world will be crucial in advancing the President's trade agenda to help open foreign markets to US exports and level the playing field."

USTR still has one other vacant Deputy USTR slot.

## Senate Rejects Dorgan Amendment; Grassley Decides to Withhold Amendment on Byrd Law

The Senate on Sept. 15 rejected an amendment to the Commerce, State, Justice FY 2006 Appropriations bill (H.R. 2862), that would have restricted the negotiating flexibility of U.S. trade officials during the World Trade Organization's Doha round of multilateral trade negotiations. The amendment (No. 1665), offered by Sen. Byron Dorgan (D-North Dakota), prohibited U.S. trade negotiators from negotiating or entering into to any agreement that would "alter or modify" any U.S. trade remedy law (laws on antidumping, countervailing duty, safeguards, or China special safeguards). The Dorgan amendment failed by a vote of 39-60.

U.S. Trade Representative Portman praised the Senate's rejection of the Dorgan measure. Earlier in the week, he and Commerce Secretary Gutierrez had sent two letters urging senators to vote against the amendment and warning of a possible presidential veto of the appropriations bill if it included the amendment. Several business groups had also sent letters to the Senate denouncing the Dorgan amendment.

Instead, the Senate approved a weaker version of the amendment offered by Senate Finance Committee Chairman Charles Grassley (R-IA). The Grassley amendment simply restates the relevant language from the 2002 Trade Promotion Authority (TPA) Act, which prevents U.S. negotiators from entering into any agreement that would "limit the effectiveness" of any U.S. trade remedy law. The Senate passed the amendment by a 99-0 margin and then approved the overall appropriations bill 91-4.

Grassley did not, however, introduce an amendment he filed last week that would have repealed the Byrd Amendment. According to a Senate sources, Senator Grassley likely did not include the amendment because it lacked support (70 senators are already on record as

supporting the law), and the Grassley amendment's failure could have actually retarded Byrd-repeal efforts. Grassley may still introduce the amendment at a later date.

# Free Trade Agreements

## GAO Report Cites Need For Greater Resources to Adequately Monitor and Enforce Trade Agreements

### *SUMMARY*

The General Accounting Office (GAO) has released a report that evaluates U.S. enforcement and monitoring of trade agreements. Senate Finance Committee ranking member Senator Max Baucus (D-Montana) requested the report, which states that the U.S. lacks a coherent and unified approach to trade oversight by the executive agencies and departments involved. In particular, the GAO recommends improvements in communications, training, and resource allocation among the four agencies involved with trade policy.

### *ANALYSIS*

The GAO report found that the government departments and agencies involved in international trade lack a strategy to adequately handle the myriad of trade agreements to which the United States is a party. It discussed three main areas in which the US Trade Representative (USTR), and the Departments of Agriculture, Commerce, and State should make improvements to more effectively handle the increasing trade workload: communication, training, and resource allocation. The 2005 report follows-up on a previous GAO study of U.S. enforcement and monitoring of trade agreements, which GAO released in 2000.

We review here the report's key conclusions and recommendations:

### I. Trade-Related Agencies Lack Effective Inter-Departmental Communication

While the GAO conceded that there have been improvements in communication among the agencies since its 2000 report, it found that communication is still inefficient. This is particularly the case in the area of monitoring trade agreement compliance. The report states that one problem involves access to the classified trade information system the State Department employs. There are discrepancies between the opinions of the Commerce and State Departments over how much access the Commerce Department has to this information. In the view of the Commerce Department, it has the proper clearances, but limited access to classified systems, as Commerce Department officials must go to a "secured reading room" in order to read classified e-mails. According to the State Department, however, most of the information pertaining to trade agreement monitoring and compliance is unclassified and does not appear on the classified e-mail system.

The GAO also highlighted the external and internal mechanisms the trade agencies have implemented to monitor compliance with trade agreements. The USTR and Commerce Department hold formal meetings with relevant industries to obtain information on other countries' compliance with trade agreements. USTR has established formal "private sector advisory committees" to gain insight into trade matters. The Department of Commerce also holds meetings with similar committees and has added meeting locations outside of Washington,

DC. The report also discussed internal initiatives that the various agencies use to identify breaches in trade agreements. For example, USTR issues reports in accordance with US law, such as *The Annual Report on the Trade Agreements Program* and *The Annual Review of Telecommunications Trade Agreements* that review trade policies free trade agreements in particular.

## II. Greater Training Needed for Trade Officials

Although the Departments of State and Commerce have both taken measures to expand their training programs pertaining to trade issues, the GAO report found that a lack of expertise still constrains the agencies' ability to monitor foreign states' compliance of trade agreements. The State Department's training now includes a section on monitoring trade agreements. However, the report noted that many trade agency staff with monitoring and compliance responsibilities have not yet attended this training. The Department of Commerce, as part of its efforts to expand its initiatives beyond Washington, offers some of its training via videoconferences and teleconferences.

## III. Increased Number of Agreements Requires Greater Resources

The GAO's study showed that allocation of resources to monitoring/compliance of trade agreements has not increased at the same rate as the increase in the number of trade agreements signed. The GAO offered possible explanations for the lack of necessary resources. Among them were the government's efforts to increase staff overseas "in an era of heightened security concerns".

In its report, the GAO acknowledged that monitoring and enforcement of trade agreements are not the only responsibilities of the trade agencies. Each agency has a myriad of other responsibilities and must allocate resources accordingly. The GAO concluded that units that are responsible for monitoring and enforcing trade agreements often have other duties, and that the amount of time staff members spend on monitoring and enforcement efforts varies considerably from one department to the next, and from one region to another.

The GAO also concluded that there is no "coordinated strategy" among the trade agencies for allocating resources and planning for future monitoring and enforcement initiatives. It cited the State Department's Foreign Service Institute's training as an example. In its review, the GAO determined that the State Department and the Department of Commerce each paid different amounts for the same course and contracted with the same company.

## IV. Key Recommendations

The GAO report stressed the need for greater interagency coordination in order to maximize the use of resources and to ensure that the trade agencies are able to manage the growing workload due to the increasing number of trade agreements.

The report recommended that officials within the four trade agencies develop a community strategy to facilitate more effective communication among trade officials. With

respect to training, the GAO recommended the development of an "interagency strategy", which would assess what trade compliance training programs are currently being implemented and what further training is required in order to effectively address compliance issues. It also suggested that the agencies encourage a higher level of participation in training programs, particularly in the State Department's Foreign Service Institute trade agreement compliance training. Finally, the GAO report recommended that greater efforts be made to ensure that overseas staff members have the opportunity to attend monitoring and enforcement trainings. The GAO report made the same recommendation of an "interagency strategy" as a way to improve resource allocation plans.

## *OUTLOOK*

The GAO provided draft copies of its report to the Office of the U.S. Trade Representative and the Departments of Agriculture, Commerce, and State. USDA agreed with the GAO's conclusions and indicated its intention to implement the recommendations made in the GAO report. Commerce agreed with the GAO's findings, but felt the report neglected to mention several important Commerce initiatives, including its "proactive monitoring efforts" as well as its "informal training practices". The State Department echoed comments of the Department of Commerce that the GAO report overlooked multiple courses and trainings it offers on the subject of trade agreement compliance. The State Department agreed with the GAO that increased communication and coordination is necessary, and it affirmed its plans to improve coordination efforts with the other trade agencies. Neither USTR nor the Senate Finance Committee have publicized a reaction to the GAO report.

# FTA Highlights

## U.S., Switzerland Plan Talks on Possible Bilateral Free Trade Agreement

Sources have stated that the United States and Switzerland plan to hold expert-level talks in late-September on the prospects for a bilateral free trade agreement (FTA) but may in the end decide against an agreement.

USTR Rob Portman stated in July that although the U.S. supports strengthening its economic relationship with Switzerland, an bilateral trade agreement was not yet on the table. In June, Switzerland formally proposed the FTA, and its executive branch directed the economic affairs ministry to begin exploratory talks with the U.S. on a possible agreement.

Portman also discussed the countries' economic relationship with Swiss Economics Minister Joseph Deiss when Deiss was in Washington in July. They stated that U.S. and Swiss officials would meet this fall to analyze future prospects. Sources said Swiss and U.S. officials planned to meet before Swiss State Secretary for Economic Affairs Jean-Daniel Gerber visited Washington on Sept. 26-27. The talks, however, are still in the planning stage.

Both the U.S. and Switzerland have conceded that agriculture would be the greatest hurdle to any FTA between the two nations. Switzerland currently has some of the highest agriculture tariffs in the world and has argued against imposing maximum tariffs on farm imports during the Doha Round of World Trade Organization negotiations.

## Ways & Means Chairman Thomas and USTR Portman Discuss the Bahrain FTA's Outlook and the Potential for FTAs with Korea and Egypt

House Ways and Means Committee Chairman Bill Thomas (R-California) has stated that he supports free trade agreements (FTAs) with Korea and Egypt, each of which has asked the Bush Administration to launch negotiations. Thomas also said Congress would soon pass the completed Bahrain FTA, as Bahrain's recent commitments to the United States regarding the Arab League economic boycott of Israel have assisted the agreement's passage.

- The office of the United States Trade Representative (USTR) has received written commitments from Bahrain's finance minister Ahmed bin Mohammed Al Khalifa regarding its primary boycott of Israel - an issue unresolved upon completion of the FTA in 2004. Al Khalifa recognized the need to dismantle the primary Boycott and had begun efforts towards that end. Thomas said that commitments in writing are useful, and he now saw no reason not to advance congressional consideration of the agreement. Ranking Trade Subcommittee Democrat Ben Cardin (D-MD) indicated that USTR's handling of Israel boycott issue in the Bahrain Agreement could become a template for other Middle East FTAs' passage in Congress.

- Although he expressed his support for multilateral trade talks at the WTO, Thomas said that the U.S. would continue to pursue bilateral FTAs if opportunities continue to present themselves. The potential FTAs with Korea and Egypt, he believes, are "exciting," based on both countries' willingness to make the economic reforms necessary to make the FTAs possible.

- Despite Thomas' comments, USTR Portman stressed that the United States was not announcing the launch of FTA talks with Korea, Egypt, Switzerland or Malaysia, two other countries openly pushing for U.S. FTAs. Portman said he hoped that the United States would make a decision on whether to pursue FTA talks with all four countries but insisted that any progress depends on those countries' willingness to agree to the market access concessions that the United States has sought and received in its other FTAs.

- Both Portman and Thomas argued that the new FTAs demonstrate the benefits "competitive liberalization," which has received criticism for diverting U.S. trade resources from WTO negotiations and enforcement activities. Portman, however, said he preferred to describe this as "parallel liberalization."

## Customs

### CBP Announces Measures Regarding Hurricane Affected Ports

The Bureau of Customs and Border Protection (CBP) has announced steps to address the considerable damage caused by Hurricane Katrina. The ports of New Orleans, Gramercy, Mobile, Gulfport, and Pasagoula have been rendered in-operable because of the hurricane. CBP's Atlanta field office has been delegated authority for the closed ports, as well as those ports in Alabama, Louisiana, and Mississippi that have not closed. To cope with the hurricane, CBP has announced the following measures:

- Those entry summaries and duties owed for good imported into those ports now closed as a result of the hurricane will not be deemed late or assessed penalties. Importers are directed to file appropriate documents and payments with the Port of Memphis;

- The Jones Act has been suspended in the hurricane affected areas for vessels carrying petroleum products. As a result, non-US built, owned or documented vessels will be allowed to operate in the area affected by the hurricane;

- Warehouse operators in the hurricane-affected area will be allowed to file statements closing entries for destroyed merchandise; and

- Importers needing account assistance may contact the Port of Nashville for assistance.





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## Petitions and Investigations

### 701 and 731 Petition Concerning Certain Lined Paper School Supplies from China, India, and Indonesia

The following 701/731 Request was filed at the International Trade Commission on September 9, 2005:

**Docket No:** 2445

**Document Type:** 701 & 731 Petition

**Filed By:** Alan H. Price

**Firm/Org:** Wiley, Rein & Fielding

**Behalf Of:** Association of American School Paper Suppliers and Its Individual Members

**Date Received:** September 9, 2005

**Confidential:** Yes

**Commodity:** Lined Paper School Supplies

**Country:** China, India and Indonesia

**Description:** Letter to Marilyn R. Abbott, Secretary; USITC; requesting that the Commission institute an investigation pursuant to Section 701 and Section 731 of the Tariff Act of 1930 with respect to certain lined paper school supplies from China, India, and Indonesia.

**Status:** Pending Institution

## 337 Petition Regarding Ink Sticks for Solid Ink Printers Filed With ITC

The following 337 Complaint was filed at the International Trade Commission on August 2, 2005:

**Docket No:** 2441

**Document Type:** 337 Complaint

**Filed By:** Margaret D. Mcdonald

**Firm/Org:** Howrey LLP

**Behalf Of:** Xerox Corporation, Stamford, Connecticut

**Date Received:** August 2, 2005

**Confidential:** Yes

**Commodity:** Ink Sticks for Solid Ink Printers

**Country:** None

**Description:** Letter to Marilyn R. Abbott, Secretary, USITC; requesting that the Commission conduct an investigation under section 337 of the Tariff Act of 1930, as amended, regarding Ink Sticks for Solid Ink Printers. The proposed respondents are HANA Corporation, Seoul, Korea and INKSTICKS.COM, Inc., Cheyenne, Wyoming.

**Status:** Pending Institution





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## 337 Petition Regarding Modified Vaccinia Ankara Viruses Filed With ITC

The following 337 Complaint was filed at the International Trade Commission on August 19, 2005:

**Docket No:** 2444

**Document Type:** 337 Complaint

**Filed By:** Edward A. Pennington

**Firm/Org:** Swidler Berlin LLP

**Behalf Of:** Bavarian Nordic A/S, Denmark

**Date Received:** August 19, 2005

**Confidential:** Yes

**Commodity:** Modified Vaccinia Ankara Viruses

**Country:** None

**Description:** Letter to Marilyn R. Abbott, Secretary, USITC; requesting that the Commission conduct an investigation under section 337 of the Tariff Act of 1930, as amended regarding Modified Vaccinia Ankara Viruses and Vaccines and Pharmaceutical Compositions Based Theron. The proposed respondent is Acambis Plc of the United Kingdom.

**Status:** Pending Institution

## 421 Petition Concerning Circular Welded Non Alloy Steel Pipe Filed With ITC

The following 421 Petition regarding Circular Welded Non Alloy Steel Pipe was filed at the International Trade Commission on August 2, 2005:

**Docket No:** 2440

**Document Type:** 421 Petition

**Filed By:** Roger B. Schagrin

**Firm/Org:** Schagrin Associates

**Behalf Of:** Allied Tube and Conduit Corporation, IPSCO Tubulars, Inc., Maruichi American Corporation, Maverick Tube Corporation, Sharon Tube Company, Western Tube and Conduit Corporation, Wheatland Tube Company and United Steelworkers of America, AFL-CIO

**Date Received:** August 2, 2005

**Confidential:** Yes

**Commodity:** Circular Welded Non Alloy Steel Pipe

**Country:** China

**Description:** Letter to Marilyn R. Abbott, Secretary, USITC; requesting that the Commission conduct an investigation under section 421(b) of the Trade Act of 1974, as amended regarding Circular Welded Non Alloy Steel Pipe.

**Status:** Pending Institution

## U.S.-LATIN AMERICA

# U.S. and Andean Negotiators Urge Compromise, Completion of Agreement Before Year's End

*SUMMARY*

On September 7-8, 2005, the Corporación Andina de Fomento (CAF), the Organization of American States, and the Inter-American Dialogue hosted the CAF VIII Annual Conference on Trade and Investment in the Americas. The conference addressed U.S.-Latin America relations, current investment trends in Latin America, and the status of the U.S.-Andean Free Trade Agreement (FTA) negotiations.

We review here the key points raised by U.S. and Andean trade representatives from separate presentations made on September 7-8, 2005.

*ANALYSIS*

## I. Speakers at CAF Annual Conference Stress Need to Conclude U.S.-Andean FTA Negotiations by October

On the U.S.-Andean FTA, most speakers agreed that the United States' position with respect to various sensitive issues (e.g. agriculture) is hampering the negotiations. Speakers also stressed the need to conclude the negotiations by October, because countries run the risk of having the negotiations overshadowed by other urgent matters. We summarize below the speakers' views:

- Peruvian Vice Minister of Trade Pablo de la Flor noted that wrapping up the negotiations by October would prevent countries from getting caught up in other issues, including Peru's upcoming presidential election. De la Flor also mentioned that countries run the risk of having the negotiations overshadowed by other urgent matters on the U.S. trade agenda, including the World Trade Organization's Doha Development Round. De la Flor believes that the FTA could be a core engine for Peru's development strategy. In his view, the United States would need to show more flexibility on various issues, such as intellectual property rights and agriculture, if the parties are going to have a realistic chance of concluding the negotiations by October.

- Chief Negotiator of the Colombian Ministry of Trade Hernando José Gómez emphasized that the Andean countries would like to finish the negotiations by the end of October. Colombia is also holding presidential elections next year. Former Minister of Trade at the Colombian Ministry of Trade Juan Manuel Santos, warned that the agreement is losing support in Colombia, so, the ideal would be to wrap it up as soon as possible. Santos noted that

the perception in Colombia is that the United States is having political difficulties with the agreement at the domestic level, thus the administration is stalling the negotiations.

- Former Ecuadorian Under Secretary of Foreign Trade Cristián Espinosa, noted that if the negotiating process is delayed any further, it would be more difficult to seek approval for the agreement.

- Former Colombian Minister of Defense and Trade Marta Lucía Ramírez noted that the United States has not tabled timely responses to several proposals offered by Andean countries. Ramírez emphasized that Andean negotiators would like to see a more proactive response from the United States in the negotiations to strengthen the support of Colombia's private sector.

The most contentious issues in the U.S.-Andean FTA negotiations are agriculture, labor provisions, and intellectual property rights. Agriculture remains the most sensitive issue and is likely to be discussed in the twelfth negotiating round to be held in Cartagena, Colombia, on September 19.

The U.S.-Andean FTA would bring together the economies of the United States, Colombia, Peru and Ecuador into a free trade zone.

## II. United States Seeks DR-CAFTA-like Commitments; Warns on Trade Preferences

U.S. Trade Representative (USTR) for the Americas Regina Vargo, speaking for the United States at the CAF VIII Annual Conference, rejected the Andean negotiators' calls for permanent protections of certain commodities. She noted that DR-CAFTA countries had accepted extended transitional periods instead of permanent protection, and the Andean countries should make similar concessions. Vargo argued that, given the difficulty in securing the DR-CAFTA's passage, Andean negotiators must accept a level of ambition equal to or greater than that of the Central American FTA.

Vargo also noted that Andean negotiators should not assume that unilateral trade preferences for the region would be renewed. U.S. legislators have already warned that Congress will not likely reauthorize the Andean Trade Preference and Drug Eradication Act, which will expire at the end of 2006. House Ways and Means Chairman Bill Thomas (R-CA) stated recently that Congress might not renew the Andean trade preferences even if free trade talks fail.

## *OUTLOOK*

Both U.S. and Andean negotiators are facing difficult domestic constituencies that are increasingly suspicious of trade agreements. Colombia and Peru will hold national elections in late 2006, and opposition parties are already mobilizing against the FTA. Ecuador, mired in political turmoil, also faces national elections in 2006. A senior advisor to Colombian President

Alvaro Uribe stated that failure to complete the FTA by early 2006 would likely cause several years' delay. Both Gomez and de la Flor urged completion of the talks by October. Gomez noted that at least two more negotiating rounds are needed.

The political fallout from DR-CAFTA further complicates the prospects for the U.S.-Andean FTA. It would be politically impossible for USTR to submit to Congress an agreement that achieves less than DR-CAFTA, and Congress will likely reject any Andean demands for increased sugar allotments. The U.S. political calendar may also factor into the agreement's prospects, as mid-term elections in November 2006 will make it difficult for hesitant Members of Congress to support yet another FTA.

## U.S.-EUROPEAN UNION

### Boeing – Airbus Dispute: Coming Weeks Will Affect the Course of the Dispute

*SUMMARY*

Two key events in the coming weeks will determine the course of the EU-US aircraft subsidy dispute:

1. Airbus' expected decision on whether to formally initiate its A350 program; and

2. The UK's decision on whether to grant Airbus' request for launch aid.

The WTO has formed panels to hear the US and EU complaints in what may become one of the largest and most contentious WTO disputes ever. The United States alleges that the governments of France, Germany, Spain and the UK have subsidized the operations of Airbus, the European aircraft manufacturer, in an amount of up to $15 billion,[2] violating the WTO Agreement on Subsidies and Countervailing Measures (ASCM). The European Union alleges that the US Government and certain state governments have provided Boeing, the US aircraft manufacturer, with up to $30 billion in ASCM-inconsistent subsidies.

The dispute will affect the competition in civilian and military aircraft sales for many years. Successful resolution of the dispute would remove the political risk of US Congress adopting legislation detrimental to the interests of EU aerospace/defense companies. Settlement seems the most likely solution.

*ANALYSIS*

Increased competition between Airbus and Boeing and the current U.S. political climate have triggered Boeing's recent decision to seek WTO dispute settlement. The subsidy problems underlying the dispute began in the 1970s and led to the conclusion of the 1992 *EU-US Agreement on Trade in Large Civil Aircraft*. Unsatisfied with the continued flow of European subsidies (and Airbus' success), the US withdrew from the agreement and initiated WTO dispute settlement. The EU countersued. The parties claim that a number of subsidies, including launch aid, government-funded Research and Development (R&D), federal tax breaks, sub-federal incentives, and foreign subsidies are illegal under the WTO Agreement on Subsidies and Countervailing measures (ASCM). The dispute has put pressure on EU governments, European aerospace/defense companies, and the world trading system. A settlement still seems to be the most likely solution.

[2] The amount at stake in both disputes is not mentioned in the official WTO documents, but has been released through the media.

## I. Background of the Dispute

### A. Competition between Airbus and Boeing in Civil Aircraft

The expected launch of Airbus' new plane – A350, designed to compete with Boeing's new 787, was the decisive factor triggering Boeing to request a WTO panel. After losing its lead in the large civil aircraft (LCA) market, Boeing planned to recapture the midsize market with the release of its new fuel-efficient 787 Dreamliner. Rising gas prices, and airlines' pressure on aircraft manufacturers to focus on fuel efficiency have made the new generation of aircraft (Boeing 787 and Airbus 350) key to the future success of both companies. The launch of 787 Dreamliner, Boeing's first new plane in over 10 years, allowed Boeing to sell more aircraft that Airbus this year, first time in five years. Airbus' plans to launch A350, its new competitor to for the 787 Dreamliner, have pushed Boeing to lobby the US government to initiate a WTO dispute. Major airlines[3] planning to decide soon whether to purchase 787 or A350 may decide the market trend for years to come. By requesting WTO consultations, Boeing seeks to dissuade potential customers from purchasing Airbus planes (potentially sabotaging the formal launch of the A350 business development program),[4] and pressure the governments of the United Kingdom, Germany, France and Spain not to grant Airbus' request for launch aid.

### B. Competition between EU and US Companies in the Defense Procurement Market

Competition between US and EU defense companies in military procurement further influenced Boeing's decision to initiate WTO litigation. While civilian aircraft constitutes the bulk of Airbus' business, the company competes with Boeing in several defense markets, including the military cargo sector. Airbus' parent companies, European Aeronautic, Defense, and Space Company (EADS) and BAE Systems operate in both the European, and the US defense markets. The decreasing military procurement budgets in the EU have pushed European defense companies to enter (by acquisitions or bidding for government contracts) the lucrative US defense market, where they encroached on a territory dominated by US companies. The tensions in the defense sector, coupled with a number of expected defense procurement opportunities and military procurement's susceptibility to political pressures, could have contributed to Boeing's decision to escalate the dispute. Introduction of a bill in the US Congress banning Airbus from DOD procurements while the WTO aircraft subsidy dispute is active supports this theory.

Competition between Boeing and Airbus for the Pentagon's air-to-air tanker contract could have further compelled Boeing to seek WTO litigation. After an investigation into procurement improprieties led to the cancellation of a contract between the US Government and Airbus for the supply of air-to-air tankers, the Pentagon is now considering whether to relaunch the tender. EADS has announced its interest in competing for the contract with the A330, and experts speculate that EADS is well-positioned to win the contract. The perspective of Airbus

[3] Singapore Airlines, Quantas, and British Airways

[4] Airbus will launch the A350 program only if it secures a sufficient number of orders justifying the program.

cutting into an additional market monopolized by Boeing may have contributed to Boeing's decision to launch a WTO challenge.

## II. History of the Dispute

The aircraft subsidy controversy between the European Union and the United States began in the 1970s and has resulted in a number of international agreements, including the GATT Agreement on Trade in Civil Aircraft, the EU-US Agreement on Trade in Large Civil Aircraft, and the EU-US agreement on how to negotiate the aircraft dispute. It has also led to WTO consultations and formation of WTO panels.

### A. Agreements on Trade in Civil Aircraft and US Withdrawal from the 1992 Agreement

The emergence of Airbus as a counterweight to Boeing, and the perceptions of both companies and their governments that their counterparts have benefited from excessive subsidies led to conclusion of two agreements: the *1980 Tokyo Round Agreement on Trade in Civil Aircraft*, and the *1992 EU-US Agreement on Trade in Large Civil Aircraft*. The 1992 Agreement (i) prohibited government funding of LCA production; (ii) limited direct government support for development costs of new aircraft programs at 33% of the total development cost; and (iii) limited indirect government support, *inter alia*, via government sponsored research & development at three percent of the total LCA industry's annual turnover, and at four percent of the annual turnover of any single LCA manufacturer. In practice, the 1992 Agreement provided a legal framework for continued flow of public aid to Airbus (direct development support) and Boeing (indirect R&D support) at the capped amounts.

In late 2004, the United States withdrew from the 1992 Agreement. While the Agreement had limited the subsidies received by both aircraft manufacturers, it had not slowed down Airbus' market advance. Airbus' success, coupled with the receipts of large amounts of public aid, triggered the United States to try to renegotiate the terms of the 1992 Agreement. As the negotiations stalled, the U.S withdrew from the 1992 Agreement.

### B. WTO Litigation

The US filed a request for WTO consultations with the European Union and the governments of France, Germany, Spain and the United Kingdom over Airbus subsidies on October 6, 2004, and the EU responded with its request for consultations with the US on Boeing subsidies the same day.[5] The parties concluded a temporary agreement on terms for negotiations to end subsidies for LCA on January 11, 2005. The agreement called on both parties to amicably resolve the dispute within three months, and froze the WTO proceedings, as well as government approval of new subsidies for LCA development or production. The deadline envisioned by the January agreement passed on April 11, 2005 and the parties had not resolved their differences.

[5] We analyze the specific claims of these requests in Part III of this Report.

The parties filed official requests for the formation of WTO panels to decide the dispute on May 31, 2005. The EU amended its request for consultations and added new subsidy programs on July 1, 2005. The WTO officially formed two separate panels on July 20, 2005. The United States will most likely exacerbate the dispute when it invokes national security to prevent release of information relating to DOD and NASA contracts central to the EU's case. An agreement of procedural aspects of data-gathering is expected in late September.

## III. Legal Issues in the Dispute

The parties claim that the following five types of government support constitute illegal subsidies under the ASCM: a) launch aid, b) government-funded R&D, c) federal tax breaks, d) sub-federal support, and e) subsidies provided by the Government of Japan. The parties also raise other issues discussed in point f) below.

### A. Launch Aid

The United States claims that launch aid, *i.e.* provision of funds to develop a new aircraft model, provided to Airbus by the governments of France, Germany, Spain and the United Kingdom violates the EU's obligations under the ASCM. Although the details of the program depend on the government in question, Boeing generally claims that Airbus' obligation to repay the loans depends on the commercial success of the plane. If the new plane is not successful, debt is forgiven. If the plane is successful, the company must repay the loan and pay sales royalties. The US claims that Airbus has received over $15 billion in launch aid, bestowing an economic benefit of over $40 billion, which facilitated development of aircraft models impossible to develop without the aid. The EU governments respond that only three of Airbus' planes have benefited from government launch aid, and most of the aid has been repaid. Launch aid is central to the United States' case, as Airbus is on the verge of formally approving development plans for the A350, which could in turn trigger the approval of new launch aid. The EU governments claim that the launch aid for A350 planned in the amount of €1.3 billion complies with the 1992 Agreement, as it is less than 1/3 of the €4.35 billion development cost. They counter the US' allegation that Airbus is dependant on aid by noting that development of A350 will continue regardless of whether aid is provided.

### B. Government-sponsored R&D

The EU claims that Boeing has benefited from preferential transfer of resources under Department of Defense (DOD) and the National Aeronautics and Space Administration (NASA) procurement in the amount of over $20 billion, in violation of the ASCM. In particular, the EU points to a number of NASA and DOD research and development projects, which benefit Boeing's LCA development. The EU also claims that NASA and DOD regulations facilitate the transfer of intellectual property developed with public money to Boeing. The EU makes a similar claim against the National Institute of Standards and Technology. The US makes an analogous R&D claim against the EU, pointing to the "EU Framework Programs", as well as government programs in France, Germany, Spain and the United Kingdom.

### C. Federal Tax Breaks

The European Union complains of the federal tax incentives provided to Boeing by US government. In a recently circulated draft report on US compliance with the FSC/ETI rulings, the WTO found the US still not in compliance with the earlier rulings. The EU claims that Boeing is one of the biggest beneficiaries of the FSC/ETI scheme, and estimates the benefits enjoyed by Boeing since the WTO's decision finding the FSC/ETI law illegal at $1 billion.

### D. Local Tax Breaks and Preferential Treatment

The European Union claims that Boeing has benefited from significant state incentives, such as tax breaks, and relocation assistance provided by states of Washington, Kansas, and Illinois. The EU has calculated the aid provided by the State of Washington alone to amount to over $7.4 billion.

### E. Subsidies provided by the Government of Japan

The European Union claims that Japan has provided the Japanese Aircraft Development Corporation, a manufacturer of Boeing's component parts such as wings and fuselage subassemblies with up to $1.6 billion in subsidies illegal under the ASCM. Because the United States Government refused to include the Japanese subsidies in its settlement talks with the EU, and because the EU refused to sign an agreement without addressing the Japanese subsidies, these subsidies have been one of the most contentious issues in the negotiations. Because Japan is not a respondent in the complaint brought by the EU, however, it seems rather unlikely that the WTO will analyze anytime soon the subsidies provided by the Japanese government. The EU's request for consultations, as well as a request for establishment of a WTO panel do not mention the Japanese subsidies.

### F. Other claims

Other claims raised by the United States against the European Union include: (1) aid provided to Airbus by the European Investment Bank; (2) public investments by the German, French, U.K., and Spanish authorities in facilities and infrastructure for Airbus; (3) debt assumption and forgiveness; and (4) equity grants and infusions through government-owned or government-controlled banks. The other issues raised by the European Union against the United States include (1) NASA and DOD cost-plus contracts, according to the EU providing excessive remuneration to Boeing; (2) Boeing's use of NASA and DOD R&D facilities; and (3) employee training subsidies by US Dept. of Labor.

## IV. Practical Problems Caused by the Dispute

The dispute has had a number of practical consequences. First, Boeing hopes that the dispute may influence the decisions of the governments of France, Germany, Spain and the United Kingdom whether to grant launch aid. According to press reports, the government of the UK is expected to announce its decision whether to provide up to €379 million of repayable launch aid in the first half of September. Second, the dispute may accelerate the trend to

outsource production of aircraft components by both companies. While Boeing has outsourced the major parts of its production to other countries (including Japan, Italy, U.K., France, Russia and Poland), Airbus has been slower to follow suit. As evidenced by the problems faced by the EU with addressing Japanese and Italian subsidies to Boeing's subcontractors, Boeing's strategy to involve many parties in the production process has complicated the EU's response. Third, the dispute has led to the introduction of protectionist legislation in the US Congress, further pressuring EU aerospace/defense companies to seek political support in the US by finding American business partners.[6] In the face of the expected consolidation of the aerospace and defense industry, companies on both sides of the Atlantic are further pushed to invest in each other's markets to offset the political risk.

## *OUTLOOK*

In the long term, the Airbus-Boeing dispute imperils the interests of both parties. First, both sides are (or pretend to be) deeply convinced of the merits of their case, and the lack of merits of the other party's claims. Each side enjoys popular support from its local media, as well as the political elites. Pressure to continue the case is considerable, and political obstacles to a settlement seem considerable. Second, the amounts at a stake are unprecedented: while the largest WTO award to date has been $4 billion, the cases jointly entail $45 billion. The political fallout from the cases, in particular if the WTO authorizes retaliation in any way approximating the above amount would be enormous. Third, the dispute has already damaged the relations between the EU and the US trade diplomats, as evidenced by the continuing discussions over the Mandelson – Zoellick arguments in early 2005. Fourth, the EU – US cooperation in the months to come will be crucial if the Hong Kong Ministerial is to succeed. A major irritant in relationship between the two powerhouses, coupled with the poor state of the Doha negotiations at the moment, may jeopardize the Ministerial and the greater Doha Round.

Most commentators agree that settlement of the dispute is the only possible solution. Settlement would give each of the parties a victory in removing some of the other side's distortions and would minimize any defeat by allowing them to maintain the most crucial elements of support. Only a settlement can appropriately balance the win-to-lose ratio and leave both parties in full control of the outcome. In the absence of a settlement, both parties are likely to lose the cases filed against them, and win the cases filed by them. Neither party will be eager to remove its subsidies, and both will face a difficult choice of imposing retaliatory tariffs, which would trigger imposition of the retaliatory tariffs by the other party, or ignoring its victory. The result would closely resemble the fallout from the earlier WTO decisions in the Brazil-Canada aircraft subsidy battle between Embraer and Bombardier, in which both parties lost and won cases filed against and by them, respectively, neither party implemented the WTO decisions, and neither party retaliated. Legal uncertainties surrounding the nature of the subsidies and each case's facts make settlement even more attractive. Moreover, because the economic outlook for the aerospace/defense industry has recently improved, and because Boeing has received

[6] For example, the UK's BAE Systems has recently finalized the purchase of American military vehicle manufacturer United Defense Industries, EADS has partnered with Northrop Grumman in its bid for Pentagon tanker contract)

significantly more orders than Airbus in the 787/A350 sector, the economic underpinnings of the case may wane.

A possible settlement could also cover the companies' activities in the defense sector. It has been rumored that one possible settlement would trade EU's decision not to grant launch aid for Airbus A350, for US commitment to provide EU companies enhanced market access to the US defense procurement. Pentagon's air-to-air tanker contract has repeatedly been mentioned in this context.

## MULTILATERAL

# China's 2005 WTO Transitional Review: Specific Concerns Raised by the European Communities and the United States

### (Part I: Trade in Goods)

### *SUMMARY*

In preparation for the Third China WTO Transitional Review Mechanism (TRM), the European Communities (EC) and the United States (US) have put forth their first comments with regard to China's implementation of its WTO accession commitments, as provided for in its Protocol of Accession to the WTO. The 2005 TRM will start in September 2005 and end in December 2005.

The EC and the US have expressed their concerns and requested clarification on a wide range of measures undertaken by China:

- Export restrictions;
- New Automobile Policy;
- Compulsory Certification Regulation;
- Restrictions in the Distribution sector;
- Import licensing procedures;
- TRIMs measures;
- Quarantine import inspection permit procedures;
- Non-transparency in food regulatory procedures; and
- Changes in the approval procedure for EU establishments eligible to export to China.

This note is the first in a series in which we will inform you of WTO Members' concerns, including any additional EC or US presentations, during China's 2005 TRM process.

### *ANALYSIS*

The WTO TRM process for China will resume its third year in the fall of 2005. In preparation for this year's TRM, the EC and the US have submitted their first concerns to different WTO forums. According to the two past annual transitional reviews since China's

December 2001 accession to the WTO, the US, EC, Japan and Chinese Taipei are the most active participants of this process.

The TRM process begins with fact-gathering by committees of WTO Members that are organized by substantive disciplines. China must provide relevant information on the progress made implementing its WTO commitments, and WTO Members can pose questions or comment on the this information. Thereafter, each committee will report the results of its review through three "Councils" that have responsibility for trade in goods, trade in services and intellectual property rights. These Councils, in turn, report to the WTO General Council.

***Overview of Concerns***

Market Access

The **EC** has raised the following issues at the Market Access Committee:[7]

- The EC requests China to justify its ***export restrictions on coke and rare earths*** or to eliminate them in accordance with its WTO accession commitments. The EC is also concerned that a number of export restrictions maintained by China may affect the supply of ***raw hides and skins*** for European tanners. In this context, the EC urges China to clarify and notify the products subject to export restrictions and taxes and to transmit to the WTO the justification for these export restrictions.

- The EC expresses concern regarding the scope of state intervention provided by the ***New Automobile Policy*** (hereafter "NAP") and the uncertainty regarding the implementing regulations that will supplement the new policy. The EC stresses China's transparency obligations under WTO rules in the context of the outstanding implementation regulations of the NAP. Publishing drafts of these implementing regulations in advance would allow other WTO Members an opportunity to comment on them. In particular, the EC raised concerns about the following issues: (i) administrative measures for the import of automobile components fulfilling the characteristics of a whole vehicle; (ii) joint venture ownership limitations; and (iii) lack of acceptance of international automotive standards (i.e. 1958 UN/ECE agreement).[8]

- The EC draws the Chinese authorities' attention to the growing difficulties encountered by European exporters owing to the ***China Compulsory Certification (CCC) regulation***. Several sectors are affected by provisions

[7] EC, G/MA/W/70, August 5, 2005.

[8] The EC has also raised these concerns on the "New Automotive Policy" at the Committee on Trade-Related Investment Measures, G/TRIMS/W/41, August 1, 2005.

that appear to be trade restrictive and not proportional to the objectives stated by the Chinese legislation.

- The EC expresses concern and requests clarification in relation to ***trade and distribution*** sectors that affect the market access of imported products and requests clarifications. The EC's concerns include:[9] (i) lack of consistency in approval procedures for the establishment of foreign-invested commercial enterprises throughout China; (ii) delays encountered by foreign-invested manufacturing companies and wholly foreign owned companies in getting approval to carry out distribution activities; (iii) capital requirements for setting up foreign-invested commercial enterprises; and (iv) the prohibition barring wholly foreign-owned trading companies located in free trade zones from including distribution in their business scope.

Import Licensing

The **US** has raised the following issues at the Import Licensing Committee:[10]

- China began requiring automatic licenses for all import shipments of ***iron ore*** on May 1, 2005. Qualification rules reportedly restrict licenses to 48 traders and 70 steel producers, but the US claims that China has yet to publish a list of criteria. The US requests clarification on the qualifications for receiving a license; the applicable fees; and the duration of the measure. The US also requests information on qualifying criteria in connection with automatic licensing for imports other than iron ore.

- On 20 July 2005, China released *The Steel and Iron Industry Development Policy.* The policy explicitly bans the import of "outdated" ***second-hand steel-manufacturing equipment*** and espouses an import substitution policy that "encourages" the use of domestically produced equipment and domestic technologies. Equipment and technology imports must meet the requirements of being either "technologically advanced" or of fulfilling a demand that domestic production is unable to meet. The US requests information on (i) the implementation regulations or rules of such policy; (ii) how China plans to impose a ban on second-hand steel-manufacturing equipment; and (iii) on the qualifying criteria for the import of new equipment as stipulated in this policy.

- The US remains concerned about the ***quarantine import inspection permit procedures,***[11] which require importers to obtain an import inspection permit

[9] EC, G/MA/W/70.

[10] United States, G/LIC/Q/CHN/16, August 16, 2005.

[11] State General Administration of Quality Supervision and Inspection and Quarantine (AQSIQ) Ordinance 7, *Administrative Measures for the Entry-Exit Inspection and Quarantine for Grains and Feed Stuff* (effective 1 March

prior to signing an import contract for grain or feed. Port quarantine authorities may return or destroy any cargoes without a prior import inspection permit. This import inspection permit is in addition to other import licenses, including a tariff rate quota (TRQ) import certificate (in the case of TRQ commodities like wheat) and a safety certificate (in the case of certain commodities). It also does not replace inspection at the port. Similar procedures apply to a wide range of animal and plant products. China has previously taken the position that these import permits are not import licenses, but instead fall under the umbrella of sanitary and phytosanitary (SPS) measures. The US asks China to explain why they are not import licenses.

TRIMS

The **EC** has raised the following issues at the Committee on Trade-Related Investment Measures (TRIMs):[12]

- The EC requests that China ensure that it will not enforce any ***contracts which may contain TRIMs incompatible commitments and obligations***, including those contracts before domestic law courts, administrative tribunals or other bodies, and that the TRIMs-incompatible commitments and obligations be considered null and void. The EC expressed concern over China's comments at last year's TRM that TRIMs-incompatible clauses in contracts "should not be regarded as invalid automatically or be annulled through or by government actions or interference."

- The EC inquires whether China has amended ***"China's Industrial Guideline Catalogue for Foreign Investment"*** to make it WTO-consistent. Te EC requests that China provide details on the amendments related to the categorization of restricted, permitted and encouraged investments, and on requirements related to technology transfer.

Sanitary and Phytosanitary (SPS) Measures

The **EC** expressed the following concerns and requested that China provide relevant information at the SPS Committee:[13]

- The EU welcomes further improvement in the limited market access for EU food products. ***Regulatory measures sometimes appear non-transparent*** because a formal legal framework of procedures is lacking. Enforcement of

2002), as well as AQSIQ Decree No. 25, *Administrative Measures for Entry Animal and Plant Quarantine* (effective 1 September 2002).

[12] EC, G/TRIMS/W/41, August 1, 2005.

[13] EC, G/SPS/W/178, August 4, 2005.

food controls in China places a strong reliance on ***end-product testing***, with less emphasis on the audit of controls pertaining to processes and establishments, is contrary to the EU approach.

- As a matter of priority, the EC indicates two areas for further enhancement of co-operation: removal of the current ***ban on certain EC products due to BSE***; and change in the ***approval procedure for EC establishments*** eligible to export to China. Regarding the issue of approval of EC establishments eligible to export, China currently applies an approval system similar to the EC system, with one major exception: China requests inspection of every establishment by competent Chinese authorities prior to approval. The EC, once it has accepted the national system, allows China to pre-list establishments. These establishments may be subject to inspection visits by the EC Food and Veterinary Office (FVO) but this is not routinely required prior to listing.

### *OUTLOOK*

After three and a half years since China's accession to the WTO, many of China's trading partners and the private sector have expressed satisfaction that China has made sincere efforts to comply with its WTO commitments. Nonetheless, many observers have expressed concern that China has not effectively implemented many of its WTO commitments. During the past two TRM sessions, China and WTO Members have clashed over a wide range of issues, including complex issues of systemic reform. Many foreign companies active in China have also reported serious delays in China's WTO compliance. This year's situation should be similar to the last two sessions, as many of the EC and US concerns mirror those presented last year.

The WTO's China TRM provides opportunities for private companies to help eliminate measures in that country that increase costs of doing business, reduce investment security, and limit market access. Companies can use the China's TRM as a practical first step towards removing such measures and improving specific aspects of the business environment in the Chinese market. Companies may contribute to the TRM process by working with WTO Members' trade policy authorities in a number of ways: (i) posing written or oral questions to Chinese officials on controversial measures; (ii) obtaining formal clarifications of existing laws or practices on issues affecting business in the Chinese markets; and (iii) "laying down a marker" by ensuring that concerns appear on the formal record of WTO proceedings. This approach can help resolve WTO-related business issues without recourse to formal dispute settlement proceedings.

The following WTO meetings will likely include in their agendas the TRM of China.

| Date | Meetings |
|---|---|
| **September 22** | Committee on Agriculture |
| **September 23** | Committee on Rules of Origin |
| **September 23** | Council for Trade in Services |

| Date | Meetings |
|---|---|
| **September 28** | Committee on Import Licensing |
| **October 3** | Committee on Market Access |
| **October 10** | Committee on Trade-Related Investment Measures |
| **October 14** | Committee on Balance-of-Payments |
| **October 17** | Working Party on State Trading Enterprises |
| **October 18** | Committee on Customs Valuation |
| **October 19-20** | General Council |
| **October 25-26** | Council for Trade-Related Aspects of Intellectual Property Rights |
| **October 27-28** | Committee on Subsidies and Countervailing Measures |
| **November 2-3** | Committee on Technical Barriers to Trade |
| **November 10** | Council for Trade in Goods |
| **December 1-2** | General Council |

*Note: This program of meetings as of August 19, 2005 may be subject to further changes.*

**WTO Compliance Panel Rules on U.S. Countervailing Duties on EC Products**

*SUMMARY*

A WTO "compliance" panel has ruled that the United States has not fully implemented the Dispute Settlement Body rulings in a dispute with the EC over U.S. countervailing duties on the products of former state-owned European steel exporters. The U.S. Department of Commerce (DOC) had found that these privatized firms retained the "benefit" of earlier subsidies, and so it imposed countervailing duties. The compliance panel found that the U.S. "sunset review" redeterminations for the privatized firms of the United Kingdom (British Steel) and Spain (Aceralia) were inconsistent with U.S. obligations under the WTO Agreement on Subsidies and Countervailing Measures (SCM Agreement). However, the panel upheld the DOC redetermination for the privatized French exporter, Usinor.

*ANALYSIS*

The report of the compliance panel in *United States - Countervailing Measures Concerning Certain Products from the European Communities: Recourse to Article 21.5 of the DSU by the European Communities* (DS212) was released on August 17, 2005.

**I. Background**

This dispute arose from countervailing duties imposed by the DOC on the products of twelve European steel exporters. The twelve firms were all former state-owned enterprises that had previously received subsidies from their respective governments. The companies had been privatized by the time of the U.S. proceedings. The DOC determined that the "benefit" from the subsidies continued to exist following the transfer of ownership from the state-owned enterprises to the new private owners.

The original WTO panel found that the twelve countervailing duty determinations (involving original investigations, administrative reviews, and sunset reviews) were WTO-inconsistent. The Appellate Body upheld this finding, with modified reasoning.

Following the original dispute, the United States adopted a new privatization methodology, which it applied in twelve redeterminations. In four of the redeterminations, involving sunset reviews, the DOC maintained the existing countervailing duties. (In a sunset review, the investigating authority makes a determination on whether the expiry of the duty would be "likely to lead to continuation or recurrence of subsidization and injury.") The EC challenged three of these redeterminations before the compliance panel, arguing that the United States had failed to implement fully the DSB rulings.

**II. Scope of the "measures taken to comply"**

Under Article 21.5 of the WTO Dispute Settlement Understanding (DSU), a compliance panel has jurisdiction to rule on the WTO-consistency of the "measures taken to comply" with the original DSB rulings.

In the present case, the DOC purported to implement the DSB rulings through proceedings under Section 129 of the U.S. Uruguay Round Agreements Act, the statutory authority under which the United States implements adverse WTO decisions. Section 129 directs the administering authority to issue a determination "not inconsistent" with the findings of the panel or the Appellate Body.

The United States argued before the compliance panel that the "measures taken to comply" in this case had a narrow scope, encompassing the aspects of the Section 129 determinations that revised portions of the original sunset reviews in order to comply with the DSB rulings. More specifically, the U.S. position was that these revisions related only to the privatization analysis.

The compliance panel rejected this argument, finding that the "measures taken to comply" were not limited to the privatization aspects of the Section 129 determinations. The panel said the whole of the affirmative "likelihood-of-subsidization" re-determinations, as set out in the Section 129 determinations, were the "measures taken to comply."

However, the panel dismissed the EC's argument that the U.S. failure to re-determine the likelihood of continuation or recurrence of injury was also a measure taken to comply, or, alternatively, represented a failure to take a measure necessary to comply. The panel noted that the DOC conducted an expedited sunset review on an order-wide basis. The DOC did not recalculate the rate of subsidization in either the original sunsets or in the Section 129 determinations, and did not make any separate calculation for each producer/exporter. The panel pointed to the Appellate Body decision in the 2004 US - Oil Country Tubular Sunset Reviews case to support its view that "since the United States has chosen to conduct its sunset reviews on an order-wide basis, the consistency of the likelihood determination must be evaluated in the context of an order-wide determination." It reasoned that, "[w]here no new rate of subsidization is calculated and no exporter-specific decision on likelihood of subsidization is made, as here, we can see no basis for concluding that the re-determination of the likelihood of recurrence or continuation of subsidization affects the likelihood-of-injury analysis." The compliance panel therefore concluded that the failure to reconduct the likelihood-of-injury determination was not as aspect of the "measures taken to comply."

## III. U.S. Redetermination for France (Usinor) Upheld as WTO-Consistent

### *DOC's "segmented analysis" upheld as reasonable*

France privatized Usinor through four types of share offerings to four different classes of purchasers. The DOC found that the privatization of Usinor occurred at arm's length and for fair market value, with one exception: shares were offered to the employees and former employees of the company at a 20 per cent discount. The offering to employees and former employees represented 5.16 per cent of the total share offerings. On this basis, the DOC affirmed its original likelihood-of-subsidization determination, with a countervailing duty rate likely to prevail of 15.13 per cent. The DOC thus confirmed the affirmative likelihood determination of its original sunset review, indicating that the sale of shares to employees below fair market value did not extinguish the pre-privatization subsidies.

The EC challenged the U.S. "segmented" analysis of Usinor's privatization. It argued that the DOC should have examined Usinor's privatization as a whole, because the segmented analysis had not taken into account the fact that fair market value was paid for the whole of the company.

The compliance panel dismissed this EC claim. It began by stating that the SCM Agreement did not prescribe a particular methodology for analyzing whether a privatization is conducted at arm's length and for fair market value. The panel said that in the absence of a "legally prescribed methodology", it agreed with the United States that it was within a Member's discretion to develop a "reasonable" methodology that, in accordance with the requirements of the SCM Agreement, must be transparently applied and adequately explained.

The panel said that the DOC's individual analysis of each category of share offerings was "logical and systematic", particularly as Usinor was "incrementally privatized" over three years through "a multitude of sales transactions grouped in four share offerings that were each subject to distinct conditions and restrictions." The DOC's analysis of the conditions of Usinor's privatization "mirrored" the share offerings. The panel therefore concluded that the DOC's segmented analysis of the conditions of Usinor's privatization was "not unreasonable", and was applied in a transparent manner.

***Arm's length test not a "bright line test" on benefit***

The compliance panel faulted the DOC's arm's-length analysis in the France Section 129 determination, saying that the Department failed to "ask and respond to the basic question in an arm's-length test, i.e., whether the purchaser is related to the seller [original emphasis]." However, the panel added that the arm's length test was an "ancillary examination that provides the context for, and otherwise informs", the decision on fair market value, rather than "a bright-line test for determining whether a benefit is eliminated." The panel said that regardless of whether the transaction occurred at arm's length, an investigating authority still had to analyze whether the privatization was for fair market value to determine whether a benefit passed through.

***"Any" subsidization serves at the basis for an affirmative likelihood determination***

As noted above, although the DOC had found that only 5.16 per cent of the benefit continued, the United States nevertheless maintained the countervailing duties at the original level of 15.13 per cent. The compliance panel recalled that the DOC conducted an order-wide review, where no company-specific calculations took place. According to the compliance panel, "in the absence of recalculation, the finding that any subsidization remains serves as the basis of an affirmative conclusion of the likelihood of continuation or recurrence of subsidization [original emphasis]." It concluded that "the finding that a small part of the benefit passes through to the privatized producer can serve as the basis of the affirmative likelihood-of-subsidization conclusion and thus the maintenance of the duties."

However, the panel said that this did not mean that the United States would necessarily be collecting countervailing duties at the level set by the original order, because an exporter

could request an annual or "changed circumstances" review under U.S. law. The panel said that it had "no reason to believe that the USDOC finding that 5.16 per cent of the benefit from pre-privatization, non-recurring subsidies passed through to the privatized producer, will not be reflected in the level of any countervailing duty actually imposed on Usinor."

Therefore, in the absence of an obligation to recalculate a rate of subsidization in the context of a sunset review, and given the fact that the United States was not relying on the sunset review as a basis for collecting duties at a particular rate, the compliance panel found that the DOC's affirmative likelihood-of-subsidization finding, as set out in the France Section 129 determination, was not inconsistent with the SCM Agreement.

## IV. U.S. Redetermination for the U.K. (British Steel) Found to be WTO-Inconsistent

The compliance panel recalled that in the original dispute, the Appellate Body found that the investigating authority was under an obligation to make a finding on whether a subsidy benefit continued to exist. More specifically, the authority is required to examine the conditions of privatization and to determine whether the privatized producer continued to benefit from the non-recurring, pre-privatization subsidies before deciding whether to countervail those subsidies. The Appellate Body also found that a privatization at arm's-length and fair market value established a "rebuttable presumption" that the benefits ceased to exist for the privatized producer.

***Sunset determinations must be based on "reasoned conclusions" rather than "assumptions"***

In implementing the original DSB rulings, the United States conducted its Section 129 determination for the United Kingdom on an "order-wide" basis. The DOC determination was based on the "assumption" that the privatization of British Steel was conducted at arm's length and for fair market value, and that the benefit from the pre-privatization subsidies was entirely extinguished for the privatized firm. However, it nevertheless made an affirmative likelihood determination based on the fact that the subsidy programs continued to benefit another, unrelated company, Glynwed.

The panel found that this redetermination violated the SCM Agreement. It stated that the authorities conducting a sunset review must act with an "appropriate degree of diligence" and arrive at a "reasoned conclusion." It said that there was a difference between an "assumption" and a "determination", in that a determination was required to be based on sufficient evidence and adequate reasoning, while an assumption was not. The panel said that the DOC breached the SCM Agreement by failing to make a determination on whether the privatization was at arm's length and for fair market value, and whether the benefit from the subsidies was extinguished for the privatized British Steel.

***DOC refusal to consider new evidence breaches the SCM Agreement***

As a separate ground of violation, the panel also said that the refusal of the DOC to consider new evidence presented during U.K. Section 129 proceedings was also WTO-inconsistent.

The panel recalled that the affirmative likelihood of subsidization redetermination was based solely on subsidies provided to Glynwed. The panel noted that the DOC used its findings regarding the benefit to Glynwed, which the Department made in the original countervailing duty determination, as the basis for its affirmative likelihood determination in the Section 129 proceedings.

The Department refused to consider evidence submitted during the Section 129 proceedings that Glynwed no longer benefited from any subsidy programmes. (The EC had argued during the UK Section 129 proceedings that: (i) Glynwed no longer produced the product subject to review because that component of its business had earlier been sold to another private company; (ii) there was no evidence that Glynwed had been benefiting from subsidies even at the time of the original countervailing duty investigation; and (iii) all of subsidy programs that were not specific to British Steel (i.e., that could have been applied to Glynwed) either no longer existed or were no longer available to the UK steel industry.) The DOC refused to consider this evidence on the grounds that it was not required to reconduct the original sunset review in its totality, but only to render it "not inconsistent" with the findings of the Appellate Body.

The panel noted that the DOC revised its likelihood determination by changing the basis for its affirmative conclusion. Since the revision was not limited to the privatization analysis, the "measure taken to comply" by the United States encompassed the whole affirmative likelihood analysis, as set out in the Section 129 determination. The panel referred to evidence provided for the first time by the interested parties during the Section 129 proceedings that Glynwed sold the business of the production of the product concerned to another company, and therefore no longer produced the product concerned. The panel considered that by refusing to take into account such information, the DOC may have precluded the consideration of evidence that could have been essential to the determination of the existence of a subsidy benefit. The DOC therefore acted inconsistently with the SCM Agreement.

## V. U.S. Redetermination for Spain (Aceralia) Found to be WTO-Inconsistent

As with the U.K. Section 129 determination, the panel found that the redetermination for Spain was based on assumptions. The DOC assumed for the purposes of its likelihood of subsidization determination that the privatization of Aceralia was conducted at arm's length and for fair market value, and extinguished all benefits from the pre-privatization subsidies.

The basis of the likelihood determination was that there were recurring subsidies to Aceralia that continued after privatization. The DOC had determined during the original sunset determination that there were recurring subsidies that continued to exist. During the Section 129

determination, the DOC based its likelihood finding on the fact that the recurring subsidies continued at the time of the original sunset review.

The EC argued that the subsidy programs no longer existed, or were no longer available to the steel sector. However, the DOC took the position that it was not required to reopen issues that were resolved in the original sunset review.

The panel found that the United States failed to "examine" whether the privatization of Aceralia was at arm's length and for fair market value, or to "determine" whether the benefit from the non-recurring subsidies provided to the state-owned producer was extinguished for the privatized Aceralia.

The panel pointed to the obligation on the investigating authority to consider all evidence placed on the record of the proceeding. It said that if the authority refused to do so, it could not ensure that the new measure was based on a sufficient factual record. The panel found that by failing to determine properly the likelihood determination prior to its decision to maintain countervailing duties in the Spain Section 129 determination, the DOC violated the SCM Agreement and failed to implement the DSB rulings.

## VI. Significance of Decision / Commentary

Under the SCM Agreement, importing countries are entitled to impose countervailing duties to offset subsides that are causing injury. Where a subsidy is granted on a non-recurring basis - that is, as a "one off" payment rather than under an ongoing program - the importing country will typically amortize the benefit of the subsidy over a number of years, in accordance with normal accounting principles, and then impose countervailing duties for as long as the benefit is deemed to exist.

Special challenges may arise in the case of former state-owned enterprises that receive subsidies, but then are subsequently privatized. In the original dispute, the Appellate Body found that where a state-owned company is sold on an arm's-length basis, and for fair market value, there was a "rebuttable presumption" that the benefits from pre-privatization subsidies ceased to exist. The basis for such a presumption is that the benefit of the subsidy is reflected in the purchase price of the privatized company, thus rendering additional countervailing duties both unnecessary and WTO-inconsistent.

In the present case, the DOC conducted a redetermination of its sunset review following the privatization of the French steel company, Usinor. The Department found that nearly 95 per cent of the shares of Usinor were sold at arm's length and for fair market value. However, it determined that 5.16 per cent of the shares were not sold at fair market value (the employees and former employees of the company were entitled to purchase shares at a 20 per cent discount). On the basis of the 5.16 per cent of shares that were not sold at fair market value, the DOC affirmed the countervailing duties at the *original* rate, which was 15.13 per cent. (The DOC stated that it used the cash deposit rate from the original investigation because that was the "only calculated rate that reflects the behavior of exporters and foreign governments without the discipline of an order...in place.")

Applying the "rebuttable presumption" of the Appellate Body, it could reasonably be concluded that where 95 per cent per cent of the shares have been sold for fair market value, whatever benefit the company originally received was largely extinguished upon privatization, and so the countervailing duties could not be continued at the original rate. There could be scope to continue the duties at a significantly reduced rate, to reflect the residual five per cent benefit. However, the panel - pointing to the "order-wide" basis on which the United States imposed the order - concluded that any remaining subsidization could serve as the basis for an affirmative determination in a sunset review.

Such an interpretation is difficult to reconcile with the core obligation of the SCM Agreement that countervailing duties may not be levied "in excess of the amount of the subsidy found to exist." In the present case, although the DOC did not specifically recalculate a rate of subsidization in the sunset review, it is questionable to rely on a discount provided on five per cent of the total shares as the basis on which to continue the countervailing duty at the original rate.

The compliance panel reassured itself that the exporter could request a "changed circumstances" review or an annual review under U.S. law. The panel said that it had no reason to believe that the DOC finding regarding five per cent of the shares would not be reflected in the level of countervailing duties "actually imposed" on Usinor. Yet given U.S. law and DOC practice, there is little assurance that the countervailing duty rate would be lowered following a "changed circumstances" review. Indeed, there may not be any "changed" circumstances that this company could invoke. Although the DOC may well impose a lower rate following an annual review, the panel nevertheless placed excessive reliance on the discretion of the investigating agency.

However, on the more general issue of the legal requirements that apply during sunset reviews, the compliance panel rightly stressed that an investigating authority cannot base its determinations on "assumptions." There is already a clear line of decisions from the Appellate Body on this point, and the similar ruling by this compliance panel helps to reinforce the principle that investigating authorities seeking to extend an anti-dumping or countervailing duty beyond the scheduled expiration date must act with an "appropriate degree of diligence" and arrive at "reasoned conclusions."

* * *

For further information, please contact Brendan McGivern in Geneva (bcmagivern@whitecase.com). Thank you.





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# U.S. and Saudi Arabia Agree on Services Provisions of Bilateral Agreement for Saudi WTO Accession

### *SUMMARY*

The United States (U.S.) and the Kingdom of Saudi Arabia (the Kingdom) have reached agreement on the terms under which U.S. service providers will be allowed to operate in the Kingdom upon its accession to the World Trade Organization (WTO). In addition to covering services, the overall U.S.-Saudi bilateral agreement on WTO accession will include agriculture and non-agricultural market access, and intellectual property, among other issues. The bilateral agreement, which is one of a series of bilateral accords that will need to be concluded between Saudi Arabia and WTO members before it can join the WTO, is close to completion. The U.S-Saudi joint objective, according to U.S. officials, is for Saudi Arabia to become a WTO member before the end of 2005. Upon Saudi accession, all WTO Members will have the same rights in relation to the Saudi services market, regardless of which Member negotiated particular market access provisions.

### *ANALYSIS*

In a letter addressed to members of Congress, Norman R. Sorensen, the chairman of the U.S. Coalition of Service Industries (CSI) referred to the U.S.-Saudi services bilateral agreement as being of "high-quality" and one that would bring U.S. services sectors "substantial benefits". We provide below the highlights of the US-Saudi agreement:

#### *Banking and Securities*

- The **equity cap for joint ventures** in the banking sector will be raised from 40 percent to 60 percent upon Saudi accession. Additional flexibility on equity limitations will be provided on a case-by-case basis.
- Foreign banks will have the **right to establish direct branches** in the Kingdom.
- **Foreign asset management and financial advisory services** may be offered through banks or non-bank financial institutions. Foreign financial institutions will be able to provide pension funds supplementary to the public pension scheme at the same time as Saudi financial institutions are permitted to do so.

#### *Insurance*

- Foreign insurance companies will be extended **national treatment** and will be allowed to enter the market as **direct branches or as cooperative insurance companies** facing a 60 percent equity ceiling.

- **Companies currently providing insurance** in Saudi Arabia, such as, American International Group (AIG) and ACE INA, will be able to continue operating in their existing business forms (i.e. branches) and offer new products until April 2008. As of April 2008, they will need to be licensed as either a branch of a foreign insurance company or incorporated as a Saudi cooperative insurance company in accordance with revised legislation that will likely be issued in May 2006.

- U.S. and other foreign insurers will also be permitted to solicit and sell reinsurance and a number of other products lines on a **cross-border basis** without being established in Saudi Arabia.

***Telecommunications***

- U.S. and other foreign companies will be allowed to assume **70 percent of foreign equity ownership** by the end of 2008 for both basic and value-added services through any technological means.

- The Kingdom has accepted the **WTO basic telecommunications "Reference Paper"**, which stipulates the establishment of an independent regulator and obligations to prevent anti-competitive practices.

***Energy***

U.S. and other foreign companies will be permitted to compete on a non-discriminatory basis for energy services projects in:

- Oil and gas exploration and development;
- Pipeline transportation;
- Management consulting;
- Technical testing and analysis; and
- Repair and maintenance of equipment.

***Delivery Services***

- Saudi Arabia will allow the **unrestricted express delivery** of documents, parcels, packages, goods among other items;

- Foreign express delivery operators will receive no less favorable treatment than the domestic postal service.

*Audiovisual Services*

Saudi Arabia has undertaken commitments that apply to a broad range of audiovisual services of commercial importance such as:

- **Motion picture and home video entertainment distribution services** including videotapes and digitally encoded video (DVDs);

- **Production of radio and television programs and their distribution**, i.e., the licensing of radio and television programs, whether live, on tape, or on other recording medium or on digitally-encoded video. These programs and channels of programming may be for entertainment or promotion purposes, or shows that are normally produced in television studios.

*Business Services*

- Improved **market access for professional and business service** providers, including lawyers, accountants, architects, engineers, consultants, advertising and marketing executives and veterinarians.

- Saudi Arabia has also made full commitments in the **computer and related services** sector. Upon accession, it will allow **100% foreign equity investment** in this sector.

*Distribution Services*

- U.S. and other foreign-service providers may establish **joint ventures in the wholesale, retail and franchise sectors** with 51% ownership. The equity ceiling will be raised to 75% in three years after accession;

- Commitments on wholesaling and retailing provide for **direct sales by individual contractors**.

In addition, the US-Saudi agreement also provides U.S. and foreign services suppliers enhanced market access to Saudi **transportation, environmental, and hotel and restaurant sectors.**

## *OUTLOOK*

U.S. Trade Representative Rob Portman announced in a letter to Congress dated August 9, that the U.S.-Saudi bilateral agreement was nearing completion. The conclusion of the overall U.S.-Saudi bilateral agreement will clear the way for the Saudi membership of the WTO. Saudi Arabia has completed bilateral accession negotiations with all members of the WTO Working Party on Saudi Accession except the United States.

At the conclusion of the accession process, all of Saudi Arabia's bilateral offers will be notified to the WTO and consolidated into a single national schedule that will set out Saudi

Arabia's obligations concerning access to its market for goods and services. The commitments that Saudi Arabia undertook in its bilateral offers will become "multilateralized" at the time of accession in a final schedule that will reflect the most liberal commitment for every service. All WTO Members will have the same rights in relation to the Saudi services market, regardless of which Member negotiated particular market access provisions. The consolidated services schedule will become legally binding upon the Kingdom's accession to the WTO.

A joint statement issued after a meeting between President Bush and Saudi Crown Prince Abdullah bin Abdulaziz earlier this year stated the intent on the part of the two sides to complete bilateral negotiations with the aim of the Kingdom's Accession to WTO before the end of 2005.

Some members of Congress, however, have opposed the prospect of Saudi Arabia's WTO membership on grounds of violation of human rights, religious freedom, and the Arab League boycott of Israel among other issues. U.S. and Saudi negotiators on the other hand, are eager to complete the talks in part because free trade negotiations between the two sides cannot begin until Saudi Arabia has become a member of the WTO.

* * *

For further information, please contact David Hartridge in Geneva (dhartridge@whitecase.com) or Tashi Kaul (tkaul@whitecase.com) in Washington DC. Thank you.

## WTO Members Raise Concerns Regarding China's Compliance with its Services Commitments

### (Part II: China's 2005 WTO Transitional Review: Trade in Services)[14]

*SUMMARY*

In preparation for the Fourth China WTO Transitional Review Mechanism (TRM), the European Communities (EC) and the United States (US) have put forth their first comments with regard to China's implementation of its WTO services accession commitments. The 2005 TRM will start in September 2005 and end in December 2005. The EC and the US have expressed their concerns and requested clarification on a wide range of measures undertaken by China in several services sectors including:

- Legal services
- Express delivery services and freight forward services
- Telecommunications services
- Construction services
- Distribution services
- Banking and insurance services, and
- Computer reservation services.

*ANALYSIS*

The WTO TRM process for China will resume its fourth year in the fall of 2005.[15] In preparation for the discussion of China's compliance of its services accession commitments, the EC and the United States have submitted their written comments and questions. It is expected that other Members, including Japan and Chinese Taipei (Taiwan) will present their concerns as well in the next few days. Japan and Chinese Taipei were very active in the past two annual transitional reviews.

---

[14] This note is the second in a series in which we will inform you of WTO Members' concerns, including any additional EC or US presentations, during China's 2005 TRM process.

[15] The TRM process begins with fact-gathering by committees of WTO Members that are organized by substantive disciplines. China must provide relevant information on the progress made implementing its WTO commitments, and WTO Members can pose questions or comment on the this information. Thereafter, each committee will report the results of its review through three "Councils" that have responsibility for trade in goods, trade in services and intellectual property rights. These Councils, in turn, report to the WTO General Council.

We highlight below some of the concerns that the EC and the United States have raised so far with regard to trade in services. Since the information is not publicly available for the moment, we have relied on different sources, including press articles and documents subject to restricted circulation.[16]

***Overview of Concerns***

Legal Services

- The **EC and the United States** have expressed concern regarding China's restrictions on market access and national treatment imposed on foreign law firms. For example, China imposes a one-partner per office restriction, a waiting period of three years before a foreign law firm can open an additional office in China, provides for an application process that could take as long as nine months, and requires that market need be demonstrated. The EC also says that China's definition of "Chinese legal affairs" on which only local Chinese firms are allowed to provide legal services , is "very broad" and urges China to define the term's precise scope.

Express Delivery Services

- The **United States** has asked China to provide information on its plans for separating China Post's regulatory and operational functions, including the future status of the Express Mail Service (EMS). In a statement in April 2005,[17] the Coalition of Services Industries expressed concerns about some provisions in the draft revisions of China's Postal Law, such as: the inclusion of a universal service charge on express industry revenues that would fund China Post's responsibility to provide universal postal service; the provision of an absolute monopoly for all shipments weighing less than 350 grams and restrictions on shipments over 350 grams.

- The **United States** has also asked China to explain the State Post Bureau's requirements applicable to foreign express delivery firms for renewal of their entrustment certificates. This request responds to concerns raised that the State Post Bureau was issuing renewals for only six months.

- The **EC** also reiterated its concerns of last year over express delivery services and questioned that the draft Chinese postal law still maintains several provisions granting China Post and its subsidiaries preferential treatments such as exemption of business tax, state compensation of losses, incompatible with the WTO national treatment principle.

[16] United States, S/C/W/261 (not available to the public).

[17] Coalition of Services Industries, Statement by the CSI on China's Implementation of WTO Commitments, Ways and Means Committee Hearing, April 28, 2005.

Freight Forwarding Services

- The **United States** has complained that China has not yet liberalized the freight forwarding agency services sector by allowing majority foreign ownership. It has asked China to provide information on its plans to comply with the full liberalization of this sector (i.e. wholly foreign-owned enterprises) by December 11, 2005, as China committed in its Accession Protocol.

Telecommunications

- The **United States** has requested China information about the enactment of the new telecommunications law. In particular, the United States asked whether China will grant a reasonable period of time for public comment.

- *Capital requirement:* The **United States** is concerned with the excessively high capital requirement for foreign-invested telecommunications enterprises engaged in national or cross provincial basic telecommunication services (i.e. registered capital must not be less than USD 241.2 million). The United States says that there has been little or no new entry in the basic telecommunication sector since 2001, which suggests that this requirement is functioning as a market entry deterrent for foreign operators. This capital requirement is excessively high, both when viewed in relation to the norms in other economies and in the specific context of China's telecommunications market.

- *Restriction on choice of venture partner:* China requires foreign investors who want to establish joint ventures in the basic telecommunication sector, to venture with certain designated Chinese partners. The **EC** and the **United States** consider that this requirement is in breach of China's accession commitment that foreign service suppliers would be able to chose freely their joint venture partner, and that they could choose a partner from a sector outside the sector of operation of the joint venture.

- *Lack of independent telecommunication regulator:* China agreed that, upon its accession to the WTO, the organizations regulating services industries in China would be independent of the services suppliers they regulate. However, the **United States** has contended that in the telecommunication sector China has not yet established an independent regulator, as the Ministry of Information Industry (MII) is not structurally and financially separate from all telecommunications operators and providers. The United States has requested clarification on whether China's draft telecommunications law creates such independent entity.

Construction Services

- The **EC** and the **United States** have asked for a prompt review of constraints on foreign construction companies. Specifically, they have requested China to lower excessive capital requirements, which represent a significant barrier for foreign companies. They also ask China to abolish the minimum residency requirement for foreign personnel working for construction and engineering design enterprises, and the requirement that foreign construction enterprises incorporate in China. The United States says that prior to the enactment of Decree 114 of the former Ministry of Construction of 2002, foreign companies were permitted to work in China on a project-by-project basis without having to comply with such stringent conditions.

Distribution Services

- *Sales Away from a Fixed Location (or Direct Selling):* The **United States** has requested China to inform WTO Members on the content of the new regulations intended to implement China's WTO commitments with regard to direct selling that China would have recently enacted. China banned direct sales in 1998, after a series of fraudulent pyramid scheme scandals. Ten companies, including Amway, were allowed to keep operations open but they were strictly regulated, required to maintained physical "storefronts" and not allowed to conduct door-to-door sales as they would in other countries. The American Chamber of Commerce took the leadership in questioning these restrictions and China's ongoing failure to finalize regulations that would open the Chinese market to direct sales as of December 2004.

- *Distribution of books, newspapers and magazines:* The EC and the United States have asked China to clarify how the existing legal framework is consistent with China's commitments to lift market access and national treatment restrictions on wholly-owned enterprises seeking to engage in wholesaling services, commission agents' services and retail services for books, newspapers and magazines. China was supposed to remove existing restrictions by December 11, 2004.

Banking Services

- *Minimum Working Capital Requirements:* The **EC** has complained that minimum working capital requirements for direct branches of foreign banks remain "extremely high". These requirements stand irrespective of the number of branches and capital adequacy ratios have to be met for each individual branch in isolation from the other branches. The EC says that such requirements are much higher than those in other countries, and

effectively limit market access for foreign banks. The EC has asked China to consider applying minimum capital requirements and capital adequacy ratios to the "overall commercial presence of a bank in China," and "not to each of its branches."

- *Working Capital Deposits:* The **EC** expressed concern regarding China's requirement which stipulates that 30 percent of the working capital of foreign branches at any time must be deposited at a local bank on a list defined by Chinese authorities or be used to buy government bonds. The EC contends whether such a requirement is in line with China's national treatment commitment, and doubts the necessity for such a large proportion of working capital to be deposited with another bank.

Insurance Services

- *Branching:* The **United States** has concerns regarding established and operating foreign insurers in the Chinese market. These concerns center around the number of branches that a foreign company can apply for at any one time and when approvals will be issued on a consecutive or concurrent basis. The United States also requested information on how and by whom sub-branch approvals would be handled.

- *Group Life "Master Contract Coverage":* On December 11, 2004 China's Insurance Regulatory Commission (CIRC) announced that China's commitments to provide market access in group, health, pension, and annuity insurance had been fulfilled by the deadline set in the WTO. The United States has asked China to inform Members when it will issue implementing guidelines that identify entities covered under group life "master contract coverage", and specify qualifying criteria for insurers interested in providing this coverage.

Computer reservation services (CRS)

- The **EC** has asked China to update WTO Members on progress made to allow foreign Computer Reservation Services (CRS) operators to service Chinese aviation enterprises and aviation agents. The EC has requested China to ensure that the new regulation that is being prepared ensures certainty of the sector's legal environment, and guarantee that foreign CRS providers will be allowed to operate under non-discriminatory principles.

## *OUTLOOK*

The American Chamber of Commerce in China released their 2005 White Paper on US business in China on September 1, 2005. The paper concludes that the US business community in China is "generally upbeat" about its prospects of doing business there. The European Union Chamber of Commerce in China has also reached similar conclusions in a survey among

European firms released on September 1. Both reports stress that China has "generally complied" with its WTO commitments since its accession to the WTO in December 2001, despite continuing obstacles such as a lack of government transparency, inconsistent interpretations of regulations, corruption, difficulty in enforcing contract terms, local protection, and problems like the ones mentioned in this report.

With regard to the movement of natural persons, AmCham-China has also highlighted the difficulty in obtaining business visas for Chinese nationals hoping to travel to the United States as a major issue leading to lost sales. AmCham-China President Charles Martin said that potential Chinese buyers of US equipment typically wish to visit production facilities and meet partners in person before concluding deals, making the visa issue "crucial". A considerable number of US businessmen reported having lost "significant sales or business relationships" as a result of visa issues. The survey shows that the companies losing the most sales are US exporters, particularly those in high-tech fields.

China's compliance with its accession commitments on trade in services will likely be discussed at the upcoming meetings of the Committee on Trade and Financial Services (September 19), Council for Trade in Services (September 23) and General Council (October 19-20 or/and December 1-2).